Fried, Frank, Harris, Shriver & Jacobson
99 City Road
London EC1Y 1AX
United Kingdom
Tel: 020.7972.9600
Int'l: +44.20.7972.9600
Fax: 020.7972.9602
www.ffhsj.com




03029467

Direct: +44 20 7972 9606
Fax: +44 20 7972 9602
ahmadsal@ffhsj.com

August 15, 2003

By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

FRIED
FRANK
HARRIS
SHRIVER &
JACOBSON

Re: *Premier Oil plc (f/k/a Premier Oil Group plc) Rule 12g3-2(b) Exemption; File Number 82-34723*

Dear Sirs:

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases:

1. "Premier Revives North Sea Exploration and Sells Non-Core UK Assets"
2. "Restructuring Update"
3. "AGM Statement - 2003"
4. "Publication of Premier Oil's First Sustainability Report"
5. "Annual General Meeting - Resolutions Passed"
6. "Premier Announces Completion of Zamzama Phase I Development"
7. "Premier Joins Shell in Exploration of Offshore Indus, Pakistan"

PROCESSED
AUG 27 2003
THOMSON
FINANCIAL

Please acknowledge receipt of this submission by stamping and returning the enclosed copy of this letter to our messenger, who has been instructed to wait.

Very truly yours,

Salman Ahmad

Enclosures
53228

A list of partners and their professional qualifications is available at the above address



Premier Revives North Sea Exploration and Sells Non-Core UK Assets

Entry to UK Moray Firth Licence

Premier is pleased to announce that it has signed an agreement with Reach Exploration Limited ("Reach") to acquire a 50% interest in licence P1048 in the Moray Firth blocks 20/10b, 21/6a, 20/15a and 21/11b. The licence is on trend with the Buzzard discovery. Reach will retain a 5% carried interest having also farmed out a 30% interest to Intrepid Energy North Sea Ltd and a 15% interest to First Oil Expro Ltd on the same terms. The DTI has approved the assignment of this licence and it has been agreed that Premier will become operator.

The licence was originally awarded to Reach in the 20th Round under a 4 year drill or drop obligation. Farminees are under an obligation to reprocess 400 sq km of 3D seismic and to drill a well on the licence in order to retain their equity. The joint venture plans to drill a well in Q2 2004 following seismic reprocessing and selection of a well location by the end of 2003.

This is a significant milestone for the DTI's "Promote" initiative which aims to stimulate increased levels of exploration investment by facilitating wider access to seismic data.


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Premier Sells Non-Core UK Assets

Premier is pleased to announce the sale of a package of non-core UK assets to Atlantic Petroleum UK Limited for £8.2 million in cash, £3 million of which will be made up of deferred payments linked to first oil from the discoveries.

The package includes a 3.75% interest in the Rob Roy, Ivanhoe and Hamish fields, a 3.75% interest in the Perth discovery in block 15/21 near the Scott and Telford fields, a 15% interest in the Chestnut field and an 11.03% interest in block 20/2 which includes Premier's 8.27% interest in the Ettrick field. Premier has retained a right to buy back into a 5.5% interest in block 20/2 (excluding the Ettrick field) should there be further exploration success in the block. These interests represent Premier's entire interest in each of these assets.

All sales are subject to DTI and joint venture partner approval, and pre-emption for the interests in Rob Roy, Ivanhoe, and Hamish and Perth.

With the sale of shares in Australian Worldwide Exploration announced on 11 June 2003, Premier has reduced net debt this year by £18 million through the sale of non-core assets. As at 31 December 2002, Premier reported proforma net debt of £47.1 million. Taking the benefit of these sales into account, proforma net debt and gearing falls to £29 million and 11% respectively.

Charles Jamieson, Chief Executive of Premier, said:

"The Buzzard discovery has stimulated new interest in the Moray Firth area o the North Sea. Entry into this licence is an important step in teh rejuvenation o Premier's UK exploration portfolio and is consistent with our strategy o accessing high quality exploration in our core areas.

Together with the sale of non-core assets, this demonstrates Premier's intentior to extract value from its portfolio and concentrate resources where we believe we can add most value."

11 July 2003

ENQUIRIES

Premier Oil plc **Tel: 020 7730 1111**

Charles Jamieson

John van der Welle

College Hill **Tel: 020 7457 2020**

James Henderson

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia, and Pakistan. Exploration and appraisal is ongoing in the UK, Indonesia, West Africa (Mauritania, Guinea Bissau and Gabon) and South Asia (Pakistan and India).

On 16 September 2002 Premier announced a major restructuring involving the transfer of interests in Myanmar and Indonesia to its major shareholders Amerada Hess and Petronas in return for the cancellation of their combined 50 per cent. shareholding in Premier, an injection of cash and repayment of Myanmar project debt. The restructuring leaves Premier as a fully independent oil company in a good position to follow its strategy of value creation and early realisation through oil and gas exploration and commercial deal-making.

The partners and interests in licence P1048 on completion of this deal will be:

	Licence P1048
Premier Oil Exploration Ltd (Operator)	50%
Intrepid Energy North Sea Ltd	30%
First Oil Expro Limited	15%
Reach Exploration Ltd	5%*

* Reach interest carried by other co-venturers prorata to their interest.



Restructuring Update

Restructuring Update

Premier is pleased to announce that the next step in its corporate restructuring, the Court hearing in order to sanction the scheme of arrangement, took place at the Court of Session, Edinburgh on 9 July 2003 and that the scheme became effective earlier today. As a result, the Premier group of companies has a new holding company which, through changes of company name, is now called Premier Oil plc.

Ordinary shares of the old holding company have ceased to be listed on the London Stock Exchange and the Irish Stock Exchange, and the new ordinary shares in Premier have been admitted to trading in London only. No action is required by shareholders.

Premier is now proceeding with the other matters necessary to effect completion of the restructuring including the Court hearing to confirm the reduction of capital of Premier. Further details relating to the restructuring are set out in the circular sent to shareholders dated 11 October 2002.

15 July 2003

ENQUIRIES:

Premier Oil plc **Tel: 020 7730 1111**
Charles Jamieson
John van der Welle

College Hill **Tel: 020 7457 2020**
James Henderson


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AGM Statement - 2003

Statement at Annual General Meeting

Premier is an independent exploration and production company with gas and oil interests principally in the UK, Pakistan, Indonesia and West Africa. At today's Annual General Meeting, Sir David John, Chairman, made the following comments:

"2002 was a milestone year – the culmination of several years of financial and operational performance. The restructuring will be completed shortly and will transform Premier into a fully independent oil company for the first time in 8 years, able to pursue its strategy of value creation and early realisation through oil and gas exploration and commercial deal -making. Net asset value per share for continuing shareholders will increase by 20 per cent post restructuring and our gearing and debt levels will be reduced to low levels.

"Production post restructuring will stand at around 35,000 barrels of oil equivalent per day on a sustainable basis and we intend to keep the Group's finances strong.

"Looking ahead, we have an exciting drilling programme over the next twelve months. In the UK we will be drilling on our new farm -in licence P1048 in the Moray Firth and in Pakistan, three wells will be drilled, and another in Jaipur, North Eastern India is planned.

"We announced in May this year, that we have entered into a multiple asset transaction with exploration company Fusion, which builds on our West African position. We expect to drill three wells in Mauritania this year, as well as up to five further wells in Guinea Bissau and Gabon in the first half of 2004. We see this area as having the potential to replicate the business we built in Asia. This is part of our strategy to build a significant business in the region with medium risk exploration and a focus primarily on oil.

"Our goals are very clear. We want to generate further shareholder value whilst continuing to close the value gap between our assets and share price. We will achieve this by building core business areas together with exploration success. We will also continue to manage our portfolio actively by maximising value at optimum times in the cycle, as illustrated by our recent UK and Australian disposals which have raised over £18 million in cash.

"In conclusion, I believe the company has an excellent platform of assets from which it can successfully grow in the future."

15 July 2003



2003
2002
2001
2000
1999
1998

Publication of Premier Oil's first Sustainability Performance Report

To download the pdf, please click here

Premier Oil is pleased to announce that it is today publishing the *Premier Oil Sustainability Performance Report 2002*. This is the first time that Premier Oil has published an integrated social, economic and environmental document. The report was written in accordance with the reporting framework recommended by the Global Reporting Initiative and was verified by the Corporate Citizenship Unit of Warwick University.

In 1999 Premier set out the Group's corporate social responsibility aspirations and human rights policy in a publication titled *The Future Is Responsible Business.* This document outlined the boundaries within which Premier would operate and, to ensure that this was happening, Premier then carried out and published the *Premier Oil Social Performance Report 2001* to identify both where the Group was performing strongly and areas for continuous improvement. Today, the *Premier Oil Sustainability Performance Report 2002* shows the Group's performance – over an 18 month period – against these targets for improvement.

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Charles Jamieson, CEO of Premier Oil, said:
"For Premier Oil corporate social responsibility is 'work in progress', it is a continuous journey. We are today adding to our excellent track record by publishing our first Sustainability Performance Report."

15 July 2003


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ENQUIRIES

Premier Oil plc **Tel: 020 7730 1111**
Charles Jamieson
Richard Jones

College Hill **Tel: 020 7457 2020**
James Henderson

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia, and Pakistan. Exploration and appraisal is ongoing in the UK, Indonesia, West Africa (Mauritania, Guinea Bissau and Gabon) and South Asia (Pakistan and India).

On 16 September 2002 Premier announced a major restructuring involving the transfer of interests in Myanmar and Indonesia to its major shareholders Amerada Hess and Petronas in return for the cancellation of their combined 50 per cent. shareholding in Premier, an injection of cash and repayment of Myanmar project debt. On 2 July 2003 Premier confirmed receipt of the necessary government

approvals. The restructuring leaves Premier as a fully independent oil company in a good position to follow its strategy of value creation and early realisation through oil and gas exploration and commercial deal-making.

PremierOil



sustainability performance report 2002

VISION AND STRATEGY

PERFORMANCE

FUTURE

ASSURANCE AND GRI INDEX

VISION AND STRATEGY

Enclosed in this document are the facts and figures that outline the social and environmental progress we have made over the last 18 months.





letter from the chief executive

Premier Oil is a highly experienced exploration and production company, which operates in a number of challenging environments around the world, focusing principally on the UK, South and South-East Asia and West Africa.

Premier adds value for its shareholders by successful exploration drilling, making commercial deals and actively managing its asset portfolio.

Our search for oil and gas and identification of opportunities with commercial potential has taken us to a number of remote and difficult areas. We have learnt that such a pioneering approach brings special responsibilities and challenges with it. Many questions have emerged throughout this process; particularly in relation to the sharing of these responsibilities between business and governments.

We understand that drilling wells, developing new fields, constructing platforms, pipelines and facilities have a variety of impacts. We recognise that these impacts must be measured, monitored, prevented or mitigated, as well as managed, in responsible ways.

As a fundamental principle of Premier's operating policy, such accountability and transparency plays a key role in improving our relationship at all levels with all stakeholders.

Also, our renewed business principles, the 'way we work', represent our commitments to our various stakeholders. These follow below.

For Premier corporate social responsibility is 'work in progress', it is a continuous journey. In 2000/2001 we undertook a systematic social audit of our operations and our relationships with many of our stakeholders – both internal and external. We identified areas where our social performance was good and also areas that needed improvement. Performance targets for the future were established, against which we have been monitoring progress in order to demonstrate that we are serious about the commitments that we have made.

Overall, we have improved our performance and this year, for the reporting period 2001/2002 (end), we felt we needed to go beyond our previous benchmark and tackle the reporting of our social, environmental and economic performance together in one integrated report. We wanted our efforts to follow best practice and use the relevant indicators of the Global Reporting Initiative (GRI) to help evaluate our performance in contributing to sustainable development and to establish appropriate goals for the Company. At the same time, our work this year has emphasised putting in place appropriate management systems and tools, so we do this work in an informed and responsible way.

This, our first sustainability report, is a further stage in our journey, one that I am committed to continue. We hope that we have established a framework for action and communication channels – for us to learn from our stakeholders and for them to learn from us.

Our critics have accused us of many things, but we have never been criticised for not listening. We therefore invite you to let us know what you think about our ongoing activities in these areas.



Charles Jamieson, Premier Oil
June 2003

our vision and principles – the 'way we work'

Premier purpose

To seek dramatic growth opportunities in oil and gas, add value, realise that value and, when the time is right, reinvest in new opportunities; at all times, acting responsibly and in accordance with the Premier Oil Business Principles.

Premier Oil Business Principles

Principles of Corporate Social Responsibility (CSR)

First, we recognise that we have a Corporate Social Responsibility towards a diverse group of stakeholders that includes shareholders, customers and business associates, employees, business partners, local communities and society at large, including those special interest groups that represent public interest concerns, such as NGOs. Second, investment decisions will take account of economic, environmental and social impacts and their management. Third, the interests of shareholders will not necessarily take precedence over the interests of other stakeholder groups and our business strategy is designed to promote social justice in the workplace and in our external relationships in the countries where we operate.

Human Rights Policy

The Premier Oil Human Rights Policy is based on the fundamental rights pronounced in the Universal Declaration of Human Rights and is guided by those rights enshrined in the core labour conventions of the International Labour Organisation. These rights are to be protected and promoted throughout Premier's business operations and in our relations with both business and local community partners. The scope of our policy includes the rights of our employees – their health and safety as well as their security arrangements and working conditions; and the development rights of our external stakeholders, in particular local communities. We will also use our legitimate influence to promote human rights outside of our areas of operation.

Business Integrity Policy

Integrity, honesty and fairness are fundamental to the way we conduct our business. Bribery is unacceptable in any form. Premier staff should avoid accepting hospitality or gifts that might appear to place them under an obligation. All business transactions must be properly recorded and accounted for. We expect the same ethical standards to be applied in all our business relationships in all areas of operation and will promote our business principles with all our business associates.

Employment Policy and Social Justice in the Workplace

We aim to provide our staff with safe working conditions as well as just and competitive conditions and terms of employment. This means respect for the individual, regardless of ethnic origin, creed, age or gender. We are an equal opportunities employer. We try to recruit, train and promote from within the country of operation. We respect the right of individual employees to join a legitimate trade union. Through training and appraisal, we encourage staff to develop their own professional skills to the mutual advantage of both the individual and Company.

Compliance and Proactive Engagement Strategy
In all its operations, the Company will always comply with local laws and regulatory requirements, and make representations to the relevant authorities if it believes that policies and practices of host governments undermine our business principles. We will undertake environmental and social impact assessments prior to undertaking any new investment and evaluate these impacts regularly to ensure that they are responsibly managed on an ongoing basis. We expect our contractors, suppliers, joint venture and alliance partners to respect our business principles. Their concurrence with these principles is an important factor in our decision to form or remain in a relationship with them.

Health and Safety and Environmental Policies
We recognise our responsibility to operate with proper regard for the environment and for the health and safety of people who may be affected, directly or indirectly, by our operations. Our Environmental Policy is designed to ensure that every employee shares responsibility for the environment. As part of our commitment to continuous improvement, we systematically monitor our performance in these areas. Our objective is to maintain a high degree of excellence in respect of all HSE issues, including emergency preparedness.

Communication and Reporting Strategy
First, we are committed to open dialogue on an ongoing basis, with all our stakeholders – both internal and external. As a company, we recognise that our activities and operations are a legitimate subject for public scrutiny, and we are keen to take an active part in any debate they may cause. Second, we will audit our financial, environmental and social performance on a regular basis, report to our stakeholders annually and subject our reporting to verification and evaluation with the objective of continuous improvement.

Sustainable Development Policy
It is our policy to "Make a Difference" through supporting programmes of social investment, in partnership with professional social development organisations, government agencies and local non-governmental organisations, that contribute to the sustainable development goals of the communities and countries where we operate. It is our policy that all our business activities will be undertaken in accordance with our business principles so that they contribute to sustainable development goals and do not detract from them.

approach and strategy

The idea that corporate social responsibility and human rights principles are inextricably linked to a company's everyday operating environment is not new. In fact, the 1948 Universal Declaration of Human Rights identified the inherent responsibility of 'every individual and every organ of society to promote respect for these rights and freedoms'. Acknowledging its responsibilities as part of society, Premier's past four years of international experience in CSR and Health, Safety, Environment and Security (HSES) has proven that open dialogue, community engagement and a continued commitment to achieving our sustainable development goals are strong drivers in promoting positive and lasting social and economic development in the communities in which we operate and for our own employees. We recognise that there is a clear overlap between CSR, HSES performance, human rights standards and business goals, so this report is about how we understand our Company's role as a corporate citizen.

While we may be welcome guests in the countries where we operate, we must be sensitive and adapt our working practices to local conditions. It is our duty to promote and maintain world-class standards of safety, environmental practice, socio-economic performance and business conduct. In over 10 years of international operations, we are confident that we have built a solid reputation as a good corporate citizen and continue to establish an excellent record in terms of health, safety and best environmental and socio-economic practice, where honesty, integrity and fairness remain fundamental to the way we do business.

This said, it is important to understand that our approach to CSR is an ongoing process and this report is itself a 'living document', which will evolve as we continue to improve our performance in ensuring that our operations play as positive a role as possible in all areas in which we are involved.

This report for 2002, presents our current record for you to judge for yourself. In order to demonstrate our commitment to these broad areas of responsibility, we report on both the management systems and tools we have developed, as well as the dialogue processes we have pursued, based upon the principles and indices set out by the Global Reporting Initiative (http://www.globalreporting.org). We also include a second party assurance statement, which audits the process we have followed, using a best practice AA1000s methodology, and provides constructive criticism to inform continuous improvement. We conclude with targets to guide our future work.

Any further information about Premier can be found in the Annual Report and Accounts 2002, or on our website, http://www.premier-oil.com.

Below, we identify the key elements of our CSR approach and strategy to date:

We must operate within local and international legal rules and regulations and in accordance with recognised international codes of practice.

We must not only embrace but also practice systems that encompass social justice, environmental proficiency, and health and safety in the workplace.

We must demonstrate respect and support for the Universal Declaration of Human Rights and not undertake activities that may be construed as complicity in human rights violations in the countries within which we work.

We must strive to make a profit and run an efficient business on behalf of our employees and shareholders.

We must clearly articulate our principles, policies and procedures (financial, ethical, health, safety, environmental, security and social), which will guide our behaviour and practice wherever we operate.

We must ensure local communities benefit from our operations.

premier's csr roadmap


1997
1997 (and still ongoing)
1998
1999
2000–2001
2001–date

1997

Working with credible partners.

Make efforts sustainable.

1997 (and still ongoing)

Implemented community initiatives.

Partnership with Save the Children (USA) in Myanmar.

1998

Dialogue with various stakeholders eg. Amnesty International.

Develop CSR framework.

1999

Publish 'The future is responsible business'.

Design and undertake first social audit.

2000–2001

Publish 'Premier Oil Social Performance Report 2001'.

Working alongside University of Warwick's Corporate Citizenships Unit with AA1000 methodology with respect to stakeholder engagment.

2001–date

Multi-functional CSR Committee.

Human rights activities in Myanmar.

Premier Social Performance Management System (SPMS).

'Premier Oil Social Performance Report 2001' shortlisted for 2002 ACCA award.

1997:

Assuming the operations of the Yetagun project in Myanmar, Premier's CSR 'journey' began in December 1997 with the following initial CSR directives:

- We should keep leveraging our efforts by working with credible partners.
- We should strive to make efforts sustainable and not embark on interventions, which may create dependency of local communities upon us.

Since then, we have charted the following milestones:

1997 (and still ongoing):

- Implemented community programmes/initiatives that were based on partnerships with Save The Children Fund USA (SCF) in Myanmar and Social Concern Indonesia in Matak, Indonesia. The Pakistan Business Unit (BU) has, besides one-off initiatives, discussed healthcare collaboration with the Edhi Foundation.

1998:

- Initiated a dialogue with various key stakeholders, principally focusing on activities in Myanmar. These included Amnesty International's Business Group. This process is ongoing and includes a number of additional actors: individuals, governments NGOs and other organisations from civil society. This interaction highlighted the necessity for Premier to articulate CSR and human rights principles, which would exist as our 'rules of the road'.

1999:

- Published Premier's 'The future is responsible business' and established our CSR aspirations and detailed our human rights policy.

2000–2001:

- It was made clear – based on the above – that once our operating boundaries were established that we needed to demonstrate our genuine intent to respect our own rules. To achieve the aforementioned, we carried out and published the 'Premier Oil Social Performance Report'. This report benchmarked our management of the Premier social footprint, allowing us to look at the areas where we could (taking stakeholder expectations into account) agree upon continuous improvement. The University of Warwick's Corporate Citizenship Unit provided a systematic verification of this report, using the innovative AA1000 methodology in respect of stakeholder engagement – a first for CSR.

2001–date:

- The establishment of a multi-functional CSR Committee – with internal and external representation and the purpose of providing input at various levels.
- Several human rights activities were undertaken in Myanmar, including training in both human rights and humanitarian law.
- The Premier Social Performance Management System (SPMS) was developed. The objective of the system is to drive down responsibility and competencies for dealing with all aspects of CSR (internal and external CSR) into the BUs by training the appropriate functional persons in implementing the SPMS. The current task is its ongoing integration with the Company's other non-financial management processes and systems.
- The Premier Social Performance Report (2001) was short-listed for the 2002 ACCA awards for industry social and environmental reporting.
- The Premier Social Performance Report (2001) is employed by a number of academics and companies as best practice in reporting and verification – our work provides MBA and executive teaching case studies.
- We regularly convey Premier's views on human rights and development or CSR issues, resulting in regular invitations to speak at CSR conferences, including:

  – Chatham House.

  – The Universities of Warwick, Surrey and of Dundee.

  – Ethical Corporation.

  – International conferences in Amsterdam, Helsinki and Brussels amongst others.

current csr practice and continuous improvement

We have undertaken our commitment to CSR with enthusiasm and pride. However, the nature of trying to be a good corporate citizen dictates that it is an ongoing process. In addition to reviewing our internal CSR practices through a consultative survey, a questionnaire was completed at Group level concerning our approach to external stakeholders with substantiating documentation. This clearly identifies that Premier's policies and practices are being implemented in the key areas of social justice and human resources, health and safety, environmental practice, community development, social and environmental impact assessment, site security and infrastructure provisions around sites. Very close to full implementation is our CSR strategy, consisting of dialogue with local communities, special interest groups and relevant government agencies, of which this innovative sustainability reporting process is a vital part – albeit, it still constitutes work in progress.

Ongoing improvement and human rights training
Other key areas of Premier's CSR policy already established-although not fully implemented, harmonised or benchmarked across the BUs – include monitoring systems pertaining to working conditions, labour practices, child and forced labour as well as social impact mitigation strategy. We are also well advanced with a series of activities pertaining to the promotion of human rights protection and training – both internally and externally.

Beginning in the latter half of 2001, Premier convened eight training workshops concerning human rights and intends to increase both the breadth and scope of future training programmes. Evaluated by trainers and trainees, each workshop requires a degree of improvement and we are feeding these considerations into our targets for next year.

Embedding CSR and training
To 'embed' CSR policies further in our behaviour and practices, we have made three significant commitments. First, we now employ a regular social reporting process; Second, we have implemented a verification and performance evaluation process, which is to be extended to encompass our supply chain in the next cycle; Third, to completely implement our Social Performance Management System (SPMS). For that reason, the necessary capabilities to manage CSR issues will become part of the systematic training and performance measurement of our staff from 2002.

The Corporate Citizenship Unit of Warwick Business School is responsible for these specialised training and professional development activities. Other CSR issues to be addressed during 2003/2004 include: biodiversity conservation, a more detailed statement regarding business ethics within the business principles, freedom of association and collective bargaining and the alignment of our community development projects with our core business purpose.

Indicators, targets and the Global Reporting Initiative (GRI)

This report is written in accordance with the reporting framework recommended by the Global Reporting Initiative (GRI). We evaluate our performance in respect of the GRI indicators, wherever they are relevant and our data allows. We also use our own indicators derived from stakeholder consultation. **The GRI index for this report can be found on page 76.**

Our CSR strategy is performance driven and we have employed a system of indicators and performance targets. Our CSR work, indicators and targets are divided into three categories:

Level 1

High level business performance indicators to cover internal CSR assuring social justice in the workplace, external CSR referring to relations with NGOs, local communities and shareholders; and external CSR pertaining to government relations.

Level 2

Targets are set with reference to our key performance indicators – (KPIs) in each of these categories.

Level 3

Level 3 Targets and commitments are set with reference primarily to the recommendations that emerge from the social accounting process and the findings from applying the management tools referred to above. They are principally stakeholder derived, although they may be informed by expert systems, such as GRI. They are largely operational.

A summary table is provided at the end of this report, which indicates the current set of targets to be achieved. The review of performance that follows also summarises targets achieved from the last reporting cycle.

It is important to note that the ultimate responsibility for the meeting of targets rests with the CEO and Board of Premier, although in the first instance, it lies with the Manager of Corporate Social Responsibility. The following section outlines roles and responsibilities in CSR at Premier.

roles and responsibilities

Within the SPMS is a set of processes and tools for performance management. Roles fall into three main categories:

- Social performance management.
- Social accounting and reporting.
- Social auditing, verification/assurance and evaluation.

As CEO of Premier, **Charles Jamieson** takes an active leadership role and holds ultimate responsibility for CSR policies, and the management of social, environmental and financial performance. Reacting positively to the challenges of CSR, Charles Jamieson has appointed a CSR Advisory Committee of internal and external experts.

Dr Richard Jones is Manager of CSR, and reports directly to the CEO of Premier. He is also Chair of the Premier CSR Advisory Committee. Dr Richard Jones is responsible for the management of overall Premier activities in the area of CSR and social performance. He is thus responsible for delivery on the Social Performance 'Team Performance Contract', including the Premier social investment programme and the social performance reporting process.

Alison Henry, Group Head of Human Resources, is responsible for internal CSR and the integration of the work in the area of social justice within the workplace with human resource management systems and policies.

The Group Manager of Health, Safety, Environment and Security (HSES) is **Paul Dennis.** He contributes to the work on CSR by facilitating the horizontal integration of the SPMS with the Group's HSES Management System and practices, and is responsible for environmental responsibility in the Group's operations.

The Manager of Corporate Planning for Premier is **Mark Akers.** His responsibility is to ensure the vertical integration of CSR and HSES principles within the strategic business strategy of Premier. This role therefore requires a link to be constructed between the Company's high-level business KPIs and embedding CSR and HSES within the organisation. He is also responsible for compiling the review of the governance and economic indicators, detailed within this report.

Key CSR personnel within the overseas BUs are responsible for the development, monitoring and evaluation of the social investment programme and other areas of external and internal CSR. This entails both the development of social and HSES impact assessments as well as managing social, human resources and HSES issues pertaining to Premier's overseas operations.

Professor Alyson Warhurst, who is an external member of the CSR Advisory Committee, has been an advisor to Premier since 1999 and was responsible for the development of the basis for the social performance management system along with its tools including the framework of performance indicators and targets, which are its key components. She is Chair of Strategy and International Development at Warwick Business School and is director of the School's Corporate Citizenship Unit. She is also a director of Maplecroft, who prepared this report with Dr Richard Jones.

Scope of responsibilities

Fulfilling Premier's responsibilities requires more than a commitment from the CEO and senior managers, at both the Group level and within the BUs. It also demands the involvement of all employees and the further integration of our CSR principles into everyday working practice. After successfully publishing our first Social Performance Report (2001) and developing our Social Performance Management System we have since been able to focus on implementing these ideas from within. It was considered that Premier staff would, this year, undertake the social accounting activities themselves with assistance from outside consultants – First & 42nd and also a professional development programme delivered by the Corporate Citizenship Unit of Warwick Business School.

These efforts are already beginning to display encouraging results, as we are now more efficient in the way we delegate the responsibilities needed for the systems to function properly across the BUs of the Company. We have also efficiently increased the responsibilities of our key BU CSR personnel to oversee the implementation of the social accounting process, data collection and interpretation etc. of the social reporting process.

Social auditor and assurance

The auditor is responsible for auditing, verifying and evaluating this social reporting process. It is the auditor's role to verify the data collected by the social accountants, evaluate their capacity and verify the process, and thus provide assurance. Although the impartiality of both the social accountants as well as the auditors is essential, it is only the auditor who needs to be independent from the Company. This is crucial to the report's authenticity and because only a trained auditor can undertake its verification, it is a relationship that therefore demands independence.

Remaining independent of Premier's social accounting process, the auditor for this social reporting cycle was Dr Magnus Macfarlane of the Corporate Citizenship Unit, Warwick Business School, University of Warwick. He is a recognised social auditor of the Institute of Social and Ethical Accountability. The approach he used was one of active auditing and ongoing evaluation so as to optimise opportunities for continuous improvement within Premier with regard to its management of social issues.

Considering that Warwick Business School, Professor Alyson Warhurst and the Corporate Citizenship Unit had a stronger link with Premier during the 2002 reporting cycle, this audit is considered a 'second party' audit. In future reporting cycles, Premier plans to have both the audit and verification conducted by 'third parties'.

methodology: stakeholder engagement and consultation process

Our approach to engagement is a systematic one and the following section outlines the methodology in more detail.

Stakeholder dialogue and feedback shapes a vast amount of the information found in this report. In particular, this year we have engaged in structured dialogue and consultation with one specific stakeholder group, Premier employees. From a more general perspective, the scope of this report and Premier's SPMS is defined by consultation with the following stakeholders in all the BUs. The purpose here is to outline our relationships with some of our current stakeholders who are either affected by, or who affect the Company, and to report on our ongoing dialogue with many of them:

Employees: These stakeho lders are key – both as recipients of and participants in – our goal of social justice in the workplace, and our policies of employee education and continuous improvement in all areas of operations. Our employees are also vital custodians and promoters of our external social responsibility policies.

External stakeholder consultation

- **Local communities in areas of operations, exploration and development**: At Premier it remains a priority for us to improve our understanding of our social and economic impacts on communities living near our activities. We continue to explore our responsibilities and we are implementing plans to address any negative effects. In this report we address our relationships with our local communities through a review of targets achieved following last year's dialogue and case studies that illustrate how targets have been met and how we are building partnerships of mutual benefit with our neighbours.
- **Displaced communities from Myanmar:** Premier's management agreed to look at the possibility of starting a dialogue with individuals who claim to have been displaced from the area, in southern Myanmar, where we operate. Our meetings with the potential facilitators of this dialogue were, by mutual agreement, private and confidential.
- **NGOs & campaign groups:** We have continued a bi-lateral process of dialogue with several special interest groups in the UK and USA and considered the establishment of a multi-stakeholder dialogue process. We concluded however that, while we were still operating in Myanmar, we would not be able to successfully initiate and sustain this programme; nonetheless our bi-lateral dialogue continues.
- **Community programme partners:** We report on these relationships within the case studies, and in particular in respect of global alliances, for example with Save the Children USA.
- **Government:** We will continue our consultation processes with governments where we operate and in particular have focused this cycle on working with governments to promote human rights with a focus on awareness building and training programmes in Myanmar.
- **Business partners:** We have initiated dialogues with the Company's leading shareholders: Amerada Hess and Petronas, as proposed in the 2001 Social Performance Report.
- **Suppliers and sub-contractors:** We are embarking on dialogue with our suppliers and subcontractors and are putting in place the processes to evaluate whether supplier practices comply with our business principles. The tools for supplier mapping and evaluation are now complete.
- **Environment, health, safety and security (HSES):** This is addressed both separately with the introduction of Premier's annual report on health, safety and environment, and in 2002 integrated as part of this reporting process.
- **Shareholder and institutional investors:** In this cycle we decided not to repeat last year's insightful shareholder consultation exercise but instead undertook ad hoc dialogue with the investment and financial community.

Throughout this process of stakeholder engagement, we have received very valuable feedback. We will continue our dialogue to help clarify and better understand the values and concerns of each of our stakeholder groups. The scope of our CSR work and the resources we can apply, given our size, means that this is necessarily a phased approach and we cannot cover all stakeholders in one reporting cycle.

profile of premier

Primary activity
Premier's revenue is generated from sales of oil and pipeline gas. Premier's role in recovering oil and gas and transporting it to market depends on whether it is the operator of the field or a non-operator. As operator, *Premier controls and manages large* production platforms in the West Natuna Sea in Indonesia and the Andaman Sea, offshore Myanmar. The primary product is gas, which is transported to markets in Thailand and Singapore by pipeline.

Secondary products are oil and condensate, which are sold at the field and transported by tanker. As non-operator, another oil company controls the facilities and Premier provides its share of the costs of running the operation. Reporting on joint ventures occurs in Premier's Annual Report and Accounts 2002.

Premier's customers fall into two main groups: buyers of pipeline gas usually under life of field contracts; and buyers of oil *usually under term contracts lasting six* months or a year.

Operations
The Company operates and participates in producing and developing fields as outlined above, but also operates and participates in exploration projects, which require very different skill sets. The latter operations are managed from the Premier office in country, or if no office exists, by London based staff through a *temporary office.*

All oil and gas properties are held through wholly owned subsidiaries except for the following:

- Premier owns a 50 per cent shareholding in Premier-Kufpec Pakistan BV which holds all of Premier's exploration and production interests in Pakistan.
- Premier's share in the Yetagun field is funded by a project loan. This means that for reporting purposes, the holding is reported as a joint venture.

Areas of operation

	Exploration	Development	Production
Indonesia	✔	✔	✔
Myanmar		✔	✔
UK	✔		✔
Pakistan	✔	✔	✔
Guinea Bissau (West Africa)	✔		
Gabon (West Africa)	✔		
North East India	✔		
Albania		✔	✔

Products

Major products:	2002(mboed*)	2001(mboed*)
Oil	19.5	20.1
Gas	32.0	19.1
Other liquids	2.1	1.7
e.g. LPG, NGLs		
Total	53.6	40.9

*mboed = thousand barrels of oil equivalent per day

governance structure

Each member of the Board of Directors at Premier is committed to policies of responsible business governance, one that is conveyed through the strategies that they develop for the business. The scope of responsibilities directed by the Board include the following committees:

- **The Audit Committee**, comprising only the non-executive directors, meets at least three times a year for a detailed review of the Group's accounts and financial and operational performance (including social and environmental operations), and its internal controls.
- **The Remuneration Committee** normally meets at least three times a year and determines the remuneration of the executive directors and senior employees.
- **The Nomination Committee** meets at least once a year to consider the composition of the Board in relation to the appointment of new directors.

During 2002, the Board reviewed the Group's system of internal control and is satisfied that all the controls are adequate to provide reasonable assurance against any material misstatement or loss. The review is conducted on a regular basis and appropriate changes are made to internal control systems to capture any new risks or exposures arising from changes in the areas of economic, social and environmental management.

Independence of the Board of Directors
The independence of Premier's Board of Directors is paramount to our legitimacy, reputation and the policies we adopt. At Premier we strive to take appropriate measures that ensure our directors are of a non-executive and independent nature. The Premier Board of Directors, at 31 December 2002, was made up as follows:

- Three executive directors (including the Chief Executive).
- 10 non-executive directors (including the Chairman).
- Of the 10 non-executive directors five are considered to be wholly independent.

The Board determines 'independence' by applying the following principles. A non-executive director is considered to be independent in character and judgement, where their judgement cannot be affected by any relationship or circumstance. Such relationships or circumstances arise if the director: is a former employee of the Company; receives remuneration from the Company apart from a director's fee (including a pension); has close family ties with any of the Company's advisors, directors or senior employees; represents a significant shareholder, or has served on the Board for more than ten years.

Expertise of the Board of Directors
The Board of Directors meets no less than eight times a year and retains full and effective control over the Group and the monitoring of executive management. The Chairman's role is non-executive and the Chief Executive is supported by two experienced executive directors responsible for operations (including both environmental and social performance management), production, finance, development and investor relations. Formal procedures are in place to enable Board members to take independent advice on any matter when appropriate. Premier's Board members come from four countries including the UK.

Identification and management of risks
The directors are responsible for establishing, maintaining and reviewing the Group's system of internal control, which was designed to meet the particular needs of that group and the risks to which it is exposed. The key procedures, which the directors have established with the purpose of providing effective internal control, are as follows:

Management of business risks
In accordance with the recommendations of Turnbull report and the need to embed a precautionary principle, an ongoing process has been established for identifying, evaluating and managing risks faced by the Group – the 'business controls review'. This is based on each BU and corporate function producing a risk matrix, which identifies the key business risks, the probability of those risks occurring, the impact if they do occur and the actions being taken to manage those desired risks to the desired level.

Executive compensation and achievement of the Company's goals
The Remuneration Committee has approved an annual bonus scheme, one open to all employees for participation, which identifies financial safety and environmental targets. Meeting the established targets influences the performance criteria for all bonus awards.

Industry-related associations
Advocating CSR from both within and without, Premier is actively associated with the following industries and associations:

- **BEA** – British Energy Association.
- **CBI** – Confederation of British Industries.
- **UKOOA** – UK Offshore Operating Association.
- **Brindex** – British Independent Exploration Companies.
- **PESGB** – Petroleum Exploration Society of Great Britain.
- **MEAA** – Middle East and Africa Association.
- **SPE** – Society of Petroleum Engineers.
- **CERA** – Cambridge Energy Research Associates.
- **OGP** – Association of Oil and Gas Producers.

Organisational structure and key individuals
Responsible for setting and implementing environmental and social policies, as well as general organisational structure below the Board level, a process for reviewing business controls has been developed and implemented across the Group. Not only are all of Premier's control policies and procedures reviewed and audited to establish weaknesses in the controls or their application, all of Premier's internal business processes are also subject to the review as well, including safety, environmental and social policies. This process is designed to provide assurance that the Company is embedding effective risk management into its operations, including environmental and social operations. A report of each review is presented to the Audit Committee.

The Group Financial Controller, reporting to the Audit Committee, is responsible for the co-ordination of the business controls review and is supported by the corporate functional management team who are each responsible for their relevant areas of expertise.

management systems and tools

In striving to become a better corporate citizen, Premier has initiated a number of international efforts to build partnerships with NGOs and to optimise its investment in community social development programmes. Implementing this process has proven to be a very challenging experience, one from which we have learned a great deal. We will take this learning with us in our future operations. At a very minimum, it has required sharp manageability and methodological rigour, as well as regular review by the Premier CSR Advisory Committee. The systems we have used to address and manage these challenges are described below.

In a similar vein, our reporting process is a systematic approach to dialogue with internal and external stakeholders. The social accounting process, within it, comprises an appraisal of social performance from the perspective of our stakeholders. It follows a standard called AA1000S, which was developed by the Institute of Social and Ethical Accountability. Surveys, interviews or focus group discussions contribute to building a picture each year of stakeholders' perspectives on Premier's performance. They also contribute to the effectiveness of management systems, strategies, policies and progress, described below, with respect to the previous year's targets.

A tailored set of Key Performance Indicators (KPIs) assists the categorisation, evaluation and description of the Company's performance across a consistent set of social performance issues and relate to selected targets. Our performance in respect of the targets that were identified in the last reporting cycle are categorised in target tables in relevant sections of the performance review. These are, by necessity, a summary, although selected case studies illustrate some of the work undertaken or still ongoing. The detailed social accounts, to substantiate these achievements, are available in the form of the minutes of the regular CSR Committee meetings. Targets are noted at three levels in accordance with the Premier Social Performance Management System (SPMS): Level 1 (Global – that is, at the level of Premier's contribution to global concerns about CSR), Level 2 (Group or KPI level) and Level 3 (BU level).

The performance review that follows is presented in accordance with Global Reporting Initiative (GRI) recommendations, beginning with the Social Performance Management System (SPMS) and Health Safety Environment and Security (HSES) Management System, followed by economic performance, internal CSR and then external CSR.

Social Performance Management System (SPMS) and Health Safety Environment and Security (HSES) Management System

If we are to achieve our CSR and other performance-related targets, it is essential that we have systems and tools to manage and measure our successes, as well as any under achievements. Because the targets that we set ourselves continually change and develop, based upon information drawn from our stakeholders, it is essential that these systems and tools are capable of managing changing needs and demands.

As such, it is important to note that these management systems themselves keep evolving with the continuing feedback from the business. Our aim is to closely integrate them with each other over 2003. Both Management Systems are already integrated into other management and business processes within Premier, in respect of risks review, human resources and overall strategy. They are presented here as evidence of our commitment to manage and report on our systems, transparently.

social performance management system (spms)

The social performance management system itself operates in the following way:

Social Performance Management at Premier

Leadership and commitment – Provided by Charles Jamieson as Chief Executive, and the Premier CSR team.

Policies, objectives and standards – Introduced as a new comprehensive set of business principles that includes a policy for the protection of human rights, a CSR strategy and a policy which addresses business integrity.

Evaluation and risk management procedures – Address social issues within the business, and in particular social impact assessment.

Organisation, resources and documentation – A management structure with defined roles and responsibilities and a framework for social accounting.

Planning – Conduct of work activities, including planning for changes and managing new or emerging stakeholder issues.

Implementation and monitoring – Using a range of management tools and targets.

Performance review – Regular process of reporting and stakeholder consultation, and a social audit, verification and evaluation process.

Social Performance Management System (SPMS)
This section provides an overview of the Premier SPMS, which, internally, is presented as a workbook. The workbook introduces CSR and a framework for the management of social issues relating to the Company's operations at home and overseas. In particular, it describes the tailored SPMS for Premier, which is rooted in our responsibilities to our stakeholders. It is divided into two volumes.

The workbook is an instructional manual on how Premier manages its social performance and reporting. It still represents work in progress but is outlined here to show where we have got to.

Volume 1 presents a description of the SPMS.

Volume 2 contains the 'tool-kit' to assist in its implementation.

The workbook distinguishes direct and indirect social impacts while outlining the range of social issues that require managing within the oil and gas exploration *and production project life cycle.*

The Social Performance Management Tools
The Social Performance Management Tools are grouped in accordance with the three workstreams of Premier. They are outlined here to describe the scope of the SPMS and its relevance across the realm of Premier's activities and this report, given that some of these tools assisted in its compilation.

A-Tools

Social justice in the workplace

1. Employee Survey.
2. Human Resource Managers Questionnaire – for employee accounts.
3. CSR Survey at Group level.
4. CSR Survey at Business Unit level.
5. Audit and Verification/Evaluation Performance Criteria.
6. CSR training and professional development programme.

B-Tools

Stakeholder relationships with NGOs, communities, shareholders, partners and suppliers

1. Management of social issues within Premier.
2. Guidelines for managing social risk during the exploration and production project life cycle.
3. Guidelines for issue scoping, risk-screening and baseline-profiling.
4. Stakeholder group mapping.
5. Guidelines for Social/Environmental Impact Assessment (SEA).
6. Guidelines for constructive engagement, *consultation and dialogue with stakeholders.*
7. Guidelines for NGO/INGO consultation outside areas of operation.
8. Considerations for dialogue/consultation with local communities/local NGOs.
9. Focus Group conduct guidelines.
10. Worksheet for managing community issues within Business Units.
11. Brief to local NGOs for the selection of local community consultation sub-contractors.
12. Guidelines on community investment and donations.
13. Community compensation guidelines.
14. Survey for NGOs/INGOs as external stakeholders.
15. Shareholder consultation surveys.
16. Base code and guidelines for ethical supply chain management.

C-Tools

Stakeholder relationships with governments

1. Government relations survey at Group/Business Unit level.
2. Guidelines for monitoring bribery and corruption.
3. OECD Guidelines for Multinational Enterprises.
4. Guidelines for consideration in respect of resource rent sharing.
5. Training programme on Human Rights promotion.
6. Training programme evaluation forms for Trainees and Trainers.
7. Monitoring system for Human Rights.

health, safety, environment and security (hses) management system

Health and Safety Policy
Premier Oil believes that effective health and safety management is essential to the achievement of quality and business excellence.

Premier Oil will ensure that the impact of the Company's activities on the Health and Safety of its employees and contractors will be reduced to a level, which is as low as reasonably practicable by:

- **Management commitment to, and leadership in, health and safety.**
- **Defining the accountability and responsibility for health and safety.**
- **Selecting, training and developing competent people to work in safe ways.**
- **Identifying hazards and reducing risks to as low as reasonably practicable.**
- **Working to standards set by statutory regulations, and to industry codes, guidelines and practices.**
- **Developing safe systems of work.**
- **Selecting and managing contractors whose safety performance will be compatible with the Company's requirements.**
- **Independent audits and inspections to determine compliance and identify improvements.**
- **Investigation of incidents to avoid re-occurrence.**
- **Emergency preparedness to handle potential emergencies.**
- **Consultation and dissemination of information to motivate for continuous improvements in health and safety.**
- **Monitoring employee health and welfare.**

It is part of every employees duty, while acting in the course of their employment, to comply with and assist the Company in the implementation of this policy.

Environmental Policy
Premier Oil will strive to achieve excellence in environmental standards. Our policy is based on the belief that success in this objective is essential to efficient business performance.

Wherever Premier Oil operates we will work to current best industry practice and, as a minimum requirement, we will plan and operate our activities to comply with all relevant environmental legislation.

We will:

- Aim to understand fully the impacts that our operations have or could potentially have on the environment, and to continually improve our environmental performance through the means of annually set objectives and targets.
- Work with government and non-governmental groups and the community at large to further understand the effects that our operations have on the environment, via the support of research and other voluntary initiatives.
- Implement suitable emergency response measures for all of our operations and ensure that all personnel, both employees and contractors, are appropriately trained in their specific response duties.
- Foster a sense of environmental accountability, and ensure that all personnel receive environmental awareness training appropriate to their role in the Company.

This Policy forms the basis of the Premier Oil Environmental Management System and it will be communicated to employees and contractors and all other interested parties. Environmental protection is a responsibility shared by every Premier employee.

HSES Management System

To ensure that our Health and Safety and Environmental Policies are systematically applied, and that best industry practice is adopted within all operations, we have developed an integrated Health, Safety, Environmental and Security Management System (HSES Management System). The Premier HSES Management System is based on the industry model prepared by the Association of Oil and Gas Producers (OGP) and embraces the principles of quality management as found in the ISO 9000, ISO 14001 and OSHAS 18001 international standards. The HSES Management System applies to all aspects of Premier's business activities and at all levels of the organisation. Just like the SPMS, on page 17, the Management System follows a cycle of seven elements:


policy and strategic objectives
organisation, resources and documentation
evaluation and risk management
planning
implementation and monitoring
review
leadership and commitment
Audit

HSES Performance Management at Premier

- Leadership and commitment – Top-down commitment and Company culture, essential to the success of the system.
- Policy and strategic objectives – Corporate intentions, principles of action and aspirations with respect to health, safety, environment and security.
- Organisation, resources and documentation – Organisation of people, resources and documentation for sound HSES performance.
- Evaluation and risk management – Identification and evaluation of HSES risks for activities, products, services and development of risk reduction measures.
- Planning – Planning the conduct of work activities, including planning for changes and emergency response.
- Implementation and monitoring – Performance and monitoring of activities, and how corrective action is to be taken when necessary.
- Auditing and reviewing – Periodic assessments of system performance, effectiveness and fundamental suitability.

The HSES Management System is supported by corporate standards, which define the requirements to be met by each of Premier's Business Units. Relevant guidance applicable to Premier operations on a project life cycle basis (e.g. geophysical, drilling, project development and production operations) is also defined at corporate level.



PERFORMANCE


ECONOMIC


HEALTH, SAFETY, ENVIRONMENT AND SECURITY


SOCIAL

Premier is committed to sustainable economic, environmental and social performance and continuous improvement.







economic performance

Crucial to our being a good corporate citizen is our ability to be commercially successful. With the principal objective of adding value for shareholders, the operations of Premier in 2002 focused primarily on the United Kingdom, South and South East Asia and West Africa. Shareholders can add their views at our Annual General Meeting (AGM), or through our investor relations department.

The economic highlights from 2002 are reflected in the following:

Improved finances

- Turnover up 23 per cent at £263.1 million (2001: £213.8 million) reflecting higher production.
- Operating profit, before exceptional items, £28.6 million higher at £117.2 million.
- Profit after tax and earnings per share both 23 per cent higher, at £25.0 million and 1.58 pence respectively (2001: £20.3 million and 1.28 pence).
- Exceptional charge of £13.1 million following a review of the carrying value of UK investments.
- Profit after tax, before exceptional items, 90 per cent higher at £38.1 million (2001: £20.1 million).
- Operating cash flow after interest and taxes up £41.5 million at £136.1 million.
- Net debt reduced by £129.8 million to £249.5 million.

Restructuring

- $670 million (£416 million) restructuring announced in September 2002 to transform Premier into a fully independent oil company.
- Transfer of Myanmar interests and part of Indonesian business in exchange for Petronas' and Amerada Hess' combined 50 per cent shareholding in Premier, and cash of $376 million (£234 million).
- Post restructuring, Premier will have total reserves of over 200 mmboe; production of approximately 35,000 boepd, net debt of £47.1 million and gearing of 17 per cent, all pro forma at year end 2002.

Operational success

- Production up 31 per cent at 53,600 boepd (2001: 40,900 boepd) – above top end of target range of 45–50,000 boepd.
- Higher gas deliveries from major operated gas projects in South East Asia.
- Bhit gas field in Pakistan commenced production in December 2002.
- Zamzama full field gas development in Pakistan on track for start up in 2003.
- Increased gas sales from the Qadirpur gas field in Pakistan agreed in principle.
- Additional 5 per cent interest in UK Kyle field acquired for £3.4 million.
- Yetagun capacity upgrade to 300 mmscfd of gas deliverability complete.
- Top quartile safety performance on operated facilities.

Sales figures

Total 2001 Revenue was £213.8 million.

2001 Revenues (£ million)

Pakistan **18.8**
28.2 Myanmar (destination Thailand)
Indonesia **57** (destination Singapore)
109.8 UK

2002 Revenues (£ million)

Pakistan **17.9**
46.5 Myanmar (destination Thailand)
Indonesia **95.7** (destination Singapore)
£103m UK



Economic indicators in respect of GRI core and additional indicators

Description	**2002**	**2001**
Percentage of contracts that were paid in accordance with agreed terms, excluding agreed penalty arrangements.	100%	100%
Total capitalisation of Company	**£ million**	**£ million**
Net borrowings (excluding joint ventures):		
Bank loans	124.2	137.0
Senior notes	174.0	191.8
Convertible capital bonds	28.0	28.0
Cash	(145.7)	(84.4)
Total net borrowings	**180.5**	**272.4**
Shareholders funds	312.3	311.6
Total capitalisation	**492.8**	**584.0**
Distributions to providers of capital	**£ million**	**£ million**
Bank loans	4.5	9.5
Senior notes	13.9	14.9
Convertible capital bonds	2.2	2.2
Other	1.7	1.7
Total distributions	**22.3**	**28.3**
Increase in retained earnings	**£ million**	**£ million**
Retained profit for the year	25.0	20.3
Exchange difference	(25.0)	0.7
Total increase in retained earnings	**–**	**21.0**



Economic indicators in respect of GRI core and additional indicators (continued)

Description	2002		2001	
Taxes paid:	**£ million**		**£ million**	
UK corporation tax	4.1		6.2	
UK petroleum revenue tax	12.6		15.5	
Overseas taxes	4.0		1.3	
Total tax paid	**20.7**		**23.0**	
Subsidies received:	A tax holiday in Myanmar operates over the first three years of production from the Yetagun field beginning in May 2000.			
Total payroll and benefits:	**£ million**		**£ million**	
Wages and salaries	13.9		12.4	
Social security costs	0.6		0.6	
Pension costs	1.4		1.4	
Total payroll and benefits	**15.9**		**14.4**	
Indirect economic impacts	**Benefits**		**Non-benefits**	
	Tax paid to host country.		Creating tensions in local community through pay differentials.	
	Royalty paid to host country.		Exporting profits (and wealth).	
	Community projects.		Drawing on limited foreign exchange reserves.	
	Provision of employment.			
	Training of employees.			
	Environmental expenditures.			
Nature of ownership:	**Million shares (5p each) at 24 March 2003**		**Million shares (5p each) at 12 March 2002**	
Ordinary shares listed on UK stock exchange	1,556.2		1,547.8	
Non voting convertible shares	32.3		36.2	
Total	**1,588.5**		**1,584.0**	
Analysis of ordinary shareholdings:	**% by number**	**% by value**	**% by number**	**% by value**
1–10,000 shares	81.2	3.1	81.7	3.5
10,001–100,000 shares	16.9	6.1	16.5	6.6
100,001–500,000 shares	1.2	3.8	1.2	4.0
500,001 shares and over	0.7	87.0	0.6	85.9



Broader contributions to economic sustainability and additional indicators

In respect of business performance, it is relevant to review the achievement of last year's targets in the area of the effective development and implementation of policy and practice, which assures socially responsible engagement with government stakeholders pertaining to regulation; human rights and corporate citizenship.

Level 2 Targets	Comments and discussion (January 2003)
Corporate compliance and accountability with respect to international, national and regional regulations, restrictive measures and laws.	Ongoing part of SPMS and the Turnbull risk review process.
Commitment to strategy of corporate citizenship irrespective of laws in place and government approach to enforcement.	Commitment made. Work ongoing.
Commitment to the protection of human rights and the identification of issues.	Target complete. Work ongoing.
Proven commitment to government stakeholder dialogue and engagement as a systematic principle of corporate policy from the outset to the end of a project/investment.	Target complete. Work ongoing.
Investigate ways to influence rent-sharing arrangements between host government and host local communities.	Target complete. Work ongoing.
Proven commitment to CSI as a mechanism for contributing to local and regional development plans in countries of operation.	Target complete. Work ongoing.
Level 2 targets:	6 targets set. 6 targets complete. 100% achievement.
Level 3 targets:	14 targets set. 10 targets achieved. 4 to be carried forward. 71% achievement.



pakistan case study

Case study from Pakistan on implementation of 2001 target

It is the Company's policy to keep equitable rent sharing in mind for new/future projects.

Premier Kufpec Pakistan Exploration Limited (PKPEL) has committed $200,000 to community development projects, in both operated concession areas, Bolan and Dumbar.

PKPEL has recently completed an irrigation scheme in the Bolan concession and a project to construct three school buildings is being implemented and expected to be completed by mid 2003. In an effort to make the best use of the available funds, PKPEL – in the first instance – needs to ensure that the community development projects are compatible with the Bolochistan government's own efforts.

In the Dumbar concession PKPEL have implemented several schemes, which include health centres at Thano Shahbeg and Taung villages, the renovation of a school building in the village of Ali Murad Barejo, training of 15 Traditional Birth Attendants in the villages of union council Mole and installing hand pumps in 25 villages.



health, safety, environment and security (hses)

The stated policy of Premier is to ensure that any potentially negative impact of its activities on the health and safety of its employees will be reduced to the lowest practicable level. It will maintain the security of its personnel and assets and strive for excellence in environmental performance. The Company will ensure that its operations meet statutory requirements and are carried out with minimal environmental impact. Over and above its legal responsibilities, the Company will protect and promote the health, safety and welfare of all personnel affected by and involved in its activities.

Premier is committed to *continuous improvement* in the management of operational risks. In 2002, the Health Safety and Environment (HSE) function was extended to incorporate the management of security risks alongside HSE. Health and Safety, Environmental and Security Policies provide the basis of the Company's HSES Management System, which is applied and communicated throughout our operations. The Management System comprises a hierarchical structure of policies, standards, guidelines and procedures ensuring that the corporate policies cascade throughout the Company's worldwide activities, that sufficient resources are made available within the organisation to achieve effective implementation and that performance is regularly monitored and reviewed.

We strive for world-class standards and 2002 was another year of exceptional health, safety and environmental performance. One of our key safety performance measures is the Lost Time Injury Frequency (LTIF). In 2002 there were eight lost time injuries in over 6 million man-hours worked throughout our global operations, resulting in a LTIF of 1.29 lost time injuries per million man-hours worked. This maintains the significant improvement made in 2001 (when the LTIF was reduced by 48 per cent from that in 2000) and is a particular achievement in light of increased hazardous activities undertaken in the year.

In 2002 we also continued to develop and implement safety cases with formal safety assessments defining the risk profiles and risk reduction measures for our operating facilities in Indonesia and Myanmar, and at the concept design stage of the Gajah Baru project in Indonesia. Project safety reviews and audits were also carried out in compliance with our policies and our commitment to *continuous risk reduction*.

Our Management System includes the use of Environmental Impact Assessments (EIAs) for current operations and new business ventures. In 2002 EIAs were carried out for drilling operations at Benir and Zirkani in Pakistan and for exploration activities in Jaipur and Cachar in India.

Following an increase in global terrorist activity, security reviews were undertaken for our operations in Albania, Indonesia and Pakistan. These reviews included threat assessments and led to improvements in our management of operational security risks. In addition, a security risk assessment was undertaken in preparation for operations in India.

At Premier, we continue to monitor and review our performance in an effort to learn and improve. The development of our electronic accident reporting system and training of accident investigators in 2001 provided a solid foundation for improving the reporting culture and identification of root causes and preventative actions. Accident and near miss reports were monitored for trends throughout the year, enabling early actions to be taken to improve performance.

Premier involvement in production operations, project development and pursuance of new business ventures presents many challenges in the management of the associated HSES risks. Our commitment to the protection of the health, safety and security of our employees, the security of our assets and excellence in environmental management remains paramount.



KPI title	2002 Target	2002 Result
1. Number of fatalities.	0	0
2. Lost time injury frequency (LTIF).	1.6 per million man-hours.	1.29 per million man-hours.
3. Number of oil spills of 1 barrel or greater.	0	0
4. Number of security incidents resulting in personal injury or property damage.	0	5
5. Total number of incident reports i.e. no of incidents reported (Lost Time Injury (LTI), Restricted Work Case (RWC), Medical Treatment Case (MTC), First Aid Case (FAC), Near Miss (NM), Property Damage (PD) and environmental).	No target set. Build a statistical database.	A full data set was recorded. This allowed an accurate trend analysis to be conducted and identification and prioritisation of risk reduction measures.
6. Total recordable injury frequency (TRIF) i.e. total no. of recordable incidents per million man-hours (Lost Time Injury (LTI), Restricted Work Case (RWC), Medical Treatment Case (MTC)).	No target set. Calculate for peer group bench-marking purposes.	6.13 per million man-hours.
7. Close out of incident reports.	95%	93%
8. Environmental performance.	No target was set. Build environmental database of the following: • Hydrocarbon production. • Atmospheric emissions. • Aqueous discharges. • Oil discharged with cuttings to sea. • Oil spills. • Energy consumption.	An essentially full data set was recorded. This will allow trends to be determined and goals set for the future.
9. HSES team performance targets.	Achieve all base level and some stretch targets.	Achieved all base level and most stretch targets.



LTIF performance

During 2002 the Group accumulated almost 6.2 million man-hours, during which there were no fatal accidents and a total of eight LTIs, continuing the downward trend with 13 LTIs in 2000 and nine LTIs in 2001.


No. of Lost Time Injuries (LTI)
0 2 4 6 8 10 12 14
1998
1999
2000
2001
2002
0.0 0.5 1.0 1.5 2.0 2.5
Lost Time Injury Frequency (LTIF) – per million man-hours
No. of LTIs
Premier LTIF

$$LTIF = \frac{\text{Number of Lost Time Incidents}}{\text{1,000,000 man-hours}}$$

The Group LTIF performance target for 2002 was achieved – with a LTIF of 1.29 against a target of 1.60 LTI per million man-hours (and a stretch target of 1.0). This continues the excellent performance of previous years. The sudden rise in 2000 is in part a reflection of our improved incident reporting culture.

Individual country LTIF targets were only exceeded in Myanmar as shown in the table below.

Country	Man hours '000	Fatalities	LTI	LTIF	2002 Target LTIF
Myanmar	1,640	0	3	1.84	1.30
Indonesia	1,183	0	0	0.00	1.70
Pakistan	2,710	0	4	1.48	1.70
UKNWE	136	0	0	0.00	0.00
Albania	447	0	1	1.89	2.00**
New Ventures	82	0	0		
Group Total	**6,196**	**0**	**8**	**1.29**	**1.6**

** Target set for New Ventures including Albania.



Lost Time Injury Frequency (LTIF) performance of OGP companies in 2001 (2002 data will be published in July 2003)
Premier's performance also compares well with other OGP companies contributing to the OGP performance report.
The comparative performance among industry peer groups is not yet available for 2002.

Performance ranking of companies jointly with contractors – Lost Time Injury Frequency


10
8
6
4
2
0
Company with contractors
Company only
Fatality in 2001 (either company or contractor operations)
W Premier Oil's position
Premier Oil (2001)
2001 industry average 1.59
A B C D E F J H I J K L M N O P Q R S T U V W X Y Z AA BB CC DD EE FF GG HH II JJ



Environmental performance

The nature of our business means that we must constantly consider the impacts that our operations and our products have upon the environment.

Materials usage within Premier overwhelmingly comprises raw materials utilised in the initial construction of our facilities. These facilities have a useful life in excess of 20 years before they are decommissioned and the raw materials recycled.

The majority of our oil and gas products are consumed in the generation of power and heat by the purchasers of our products, resulting in their conversion to CO_2 and subsequent emission into the atmosphere.

Our offshore oil and gas product facilities recover water from the well fluid and discharge this produced water into the sea. Our drilling operations utilise local water supplies as part of their safety systems. This water is cleaned and returned to the local water course after use.

The biodiversity of the areas in which we operate are carefully assessed through our Environmental Impact Assessment (EIA) process. Part of this process requires an Environmental Management Plan (EMP) to be developed to manage biodiversity issues in accordance with international standards i.e. World Bank. This will be considered during 2003/4.

Hydrocarbon production, emissions and discharges

The table below gives data on the hydrocarbon production and associated emissions and discharges for Premier's production operations in 2002. Exploration and drilling activities do not have associated production, emissions and discharges figures.

Recording of this data enables us to monitor and analyse our trends over future years and set targets and goals. We *submit this data to the Association of Oil and Gas Producers* on an annual basis as part of an industry wide performance benchmarking process.

Premier's business is to find and efficiently extract, transport and sell hydrocarbons to the market place and the Company fully endorses the need to minimise product loss. Premier is aware that uncontrolled venting and flaring can contribute to significant losses of product. Premier is also aware of the potential environmental issues associated with the emissions of greenhouse gasses (such as hydrocarbons and/or their combustion products) to atmosphere.

For these reasons, it is Premier's policy to minimise the emission of hydrocarbon gases, released through venting and flaring, as far as reasonably practicable. In meeting this policy, where circumstances dictate that *venting or flaring* may be necessary, the Company will identify the options available to either eliminate or minimise volumes, assess the relative merits of each and determine the best practicable (environmental) option.

Hydrocarbon production, emissions and discharges in 2002

	Hydrocarbon production		Atmospheric emissions					Aqueous discharges	
	Liquids (10^3 tonnes)	Gas (10^3 tonnes)	CH_4 (t)	VOC (t)	SO_x (t)	NO_x (t)	CO_2 (t)	Produced water (m^3)	Oil in produced water (t)
Myanmar	251	1,620	31,837	5,288	0	0	9,060	27,209	0.79
Indonesia	184	974	3,011	2,202	29	45	113,089	663,229	15.78
Total	**435**	**2,594**	**34,848**	**7,490**	**29**	**45**	**122,149**	**690,438**	**16.57**



2002	Myanmar	Indonesia
Actions and achievements		
Health and safety	Improvements in health and safety in Myanmar have been driven largely by development of a safety case for the Yetagun field operations. Formal safety assessments were undertaken for routine operations and development projects for the Yetagun platform. As a result, risk reduction measures were identified and implemented. Project safety reviews and a business controls review undertaken during the year verified implementation of the risk reduction measures and improvements in health and safety management.	In Indonesia, work continued on development of a safety case for the Anoa – AGX Platform. Formal safety assessments were undertaken for Anoa and a potential new venture in the Gajah Baru field. As in Myanmar, project safety reviews and business control reviews were undertaken supporting the identification and implementation of risk reduction measures.
Environmental performance	The Environmental Impact Assessment for Yetagun was revisited to confirm that no significant change has occurred due to phase 2 project development and the increase in production from 300–360 mmscfd. Mercury contamination was found in some process vessels during a platform shutdown. This resulted in strict health, safety and environmental measures being taken to prevent ill health or discharge to sea. The shutdown was completed successfully.	The oil in water discharge rate of 40 ppm was greatly reduced during the year with discharge from the Anoa FPSO now mostly less than 20 ppm. Two minor spills occurred in 2002, one from condensate carry over into the flare and the other from a leak from the floating flare. Both were less than a barrel. An environmental near miss was reported when the standby vessel impacted the FPSO hull. No release to sea occurred.
Security	The pipeline area between the landfall and the Thai border was continuously monitored and no significant security incidents involving Premier were recorded.	Following the Bali bomb a security review was undertaken for the Indonesia BU. This resulted in the appointment of local security advisors and improvements in the management of the guard force. One security incident occurred when the AGX Platform was boarded by Thai fishermen seeking medical attention. Security has now been tightened.



2002	UK	New ventures	Pakistan
Actions and achievements			
Health and safety	In support of Premier's non-operated ventures in the UK and NorthWest Europe, HSE reviews were undertaken for the Maersk Curlew and Ramform Banff vessels. These reviews assisted the Premier asset manager in ascertaining how the HSE Management of the vessels compared with Premier expectations. In the London corporate head office, the workforce HSES Committee was actively involved in the management of health and safety issues.	Prior to the start up of development activities in Albania, a full HSE review of the BU was undertaken. The review assessed the existing HSE arrangements and standards of HSE in the workplace. Recommendations were made for areas for improvement and an HSE plan for the project implementation was developed.	To address increasing concerns over the standard of land transport safety and the health and safety performance of contractors, a comprehensive health and safety audit was undertaken in Pakistan. The audit sought to identify suitable corrective actions to improve the performance of key contractors and also to the safety record of land transport operations. Safety of land transport is a common area of concern across the industry and there has been much collaboration with contractors and other E&P companies to raise the standards.
Environmental performance	Offshore reviews of two non-operated FPSOs located in the North Sea were conducted during 2002 with a view to their future utilisation. Both the Ramform Banff and the Curlew FPSOs met the statutory requirements and had exemplary HSE Management Systems. Several environmental questionnaires have been completed during the year including from DTI.	There were no environmental incidents arising from the Patos Marinza pilot project in Albania. However, security had to be tightened after an incident involving partial destruction of a dyke at an environmental containment pit led to property damage. The EIA and oil spill contingency plans were completed and successfully implemented during drilling of the Sinapa-1 well in Guinea-Bissau.	Excellent environmental performance continues as we maintain our drilling programme in the Kirthar National Park. EIAs have been completed for Benir-1 and are underway for Zirkani. Four environmental incidents occurred in 2002, one involving a small leak of oil from a damaged vehicle, two from violations of procedure when waste water was offloaded from contractor vehicles before reaching the designated waste pit, and the last from a small fluid leak from a flare pit.



2002	UK	New ventures	Pakistan
Actions and achievements			
Security	A London Security Committee was formed to address the rising global terrorist threat and the realisation that these threats include the UK. Business continuity and crisis management plans were revisited to ensure adequate preparedness for any security incident in the UK. Special precautions were taken at the AGM which passed off smoothly.	A security review was undertaken in Albania in an effort to realign the security provision against the rapidly improving security situation. Little or no threat from national or international terrorism *is perceived. The largest threat comes from* petty criminals and pilfering.	Following the events of 11 September 2001 and local terrorist actions against Christians and Westerners, security was enhanced in Islamabad, Karachi and field operations. *A security review was undertaken at the end* of the year to confirm adequacy of security procedures. Plans are now being made to relocate the Islamabad office to a more secure building.



social performance – internal csr

Introduction to internal CSR at Premier

The following section summarises our approach to our internal responsibilities and the progress we have made in respect of those targets that evolved from last year's social audit process. The information contained in this section was gathered by an active process of employee consultation and is rooted in their views about our operational policies that assure social justice in the workplace. First, there is an account of our consultation process, followed by a breakdown of the impacts that we have on the social environment within which we operate. The analysis demonstrates the extent to which we have fulfilled our obligation to provide social justice across our Business Units. The analysis is based on a selected number of key performance indicators that emerged from our previous consultation process and which are rooted in GRI. Second, we present a summary of targets that have been achieved and, finally, we present one case study on employee training in Myanmar to illustrate this performance. Links to GRI can be found in the GRI Index on page 76.

We are fully committed to providing training to all our staff. Provision was made for an estimated 20 hours of CSR training for identified functional managers and in addition, training is provided for all permanent members of staff.

Our employees

We respect the right of our employees to join trade unions where they are lawful and when requested, Premier allows employee associations. Including contractors, Premier employs around 750 people. All our staff are paid by agreed terms, although they may be categorised into the following (Myanmar figures are included as Premier was operational in Myanmar for most of this current reporting period):

- **Permanent/temporary.**
- **Company/contract employed.**
- **London employed/local employed.**
- **Expatriate/national staff.**
- **Office-based/offshore-based.**

Through 2002 we conducted our second major employee consultation exercise to measure the extent to which our internal CSR was both perceived to be and actually was performing against our targets. All employees were asked to complete a similar questionnaire to that used in 2001 in order to measure Premier's performance against the following key performance indicators:

- **Employment and working conditions.**
- **Management policies and systems.**
- **Employee personal development.**
- **Communication strategy and employee involvement.**

Staff comparative statistics 2002	London	Myanmar	Pakistan	Indonesia
Total number of employees	59	316	69	233
ILO conventions recognition/familiarity	Yes	No	Yes	Yes
Estimated average working hours per week: expats	N/A	50	50	40
Estimated average working hours per week: nationals	40	40	50	40
Number of fatalities	0	0	0	0
Number of reportable injuries	0	12	21	3
Estimated number of person days lost through injury	0	3	76	0
Annual staff turnover as a % total staff	10%	1.22%	2.80%	11%
Number of staff grievances received	0	4	2	3
% Nationals promoted last year	N/A	4.50%	18.75%	25%
Highest grade nationals promoted to	N/A	17	16	17
Number of cross-postings last year: nationals	None	None	1	1
Number of cross-postings last year: expats	3	N/A	1	N/A
Ratio of training budget to operating costs	N/A	1.41%	5%	0.80%
Existence of a suggestion scheme	None	None	Yes	None
Number of suggestions received per year	N/A	N/A	15	N/A
Number of suggestions taken up per year	N/A	N/A	4	N/A
Existence of staff representation body	No	Yes	No	Yes

Methodology
The methodology for consulting our employees was developed in preparation for the 2001 Social Performance Report. This was undertaken with full participation of management and employees of all categories to ensure an accurate representation of Premier and its operations and management. The verified success of the 2001 results gave us little reason to change this approach, although feedback led to minor revisions.

A survey with 55 questions grouped against the four KPIs, some other qualitative questions and open free form comments space was mailed to every employee for them to return anonymously.

Survey response rate


London 71%
Indonesia 37%
Pakistan 87%
0% 20% 40% 60% 80% 100%

Respondents
The response rate was better than last year, with 53 per cent of employees returning a completed questionnaire (2001 response rate was 40 per cent).

Nationality


Not indicated 5%
15% Expatriates
80% Nationals

Function


Not indicated 8%
40% Administritive
50% Technical

Additional employee information
When reflecting upon these statistics, it is worth noting that despite a commitment to being an equal opportunities employer, the Group Head of Human Resources is currently the most senior female employee. Historically, the oil industry has not attracted many female applicants at senior level. Many senior managers in the BUs are local employees.

Gender


Not indicated 4%
18% Female
78% Male

Contract type


Not indicated 5%
15% Contractor
80% Employee

Overall

Aggregating the responses over all 55 questions, 80 per cent of the responses were positive towards the performance of Premier with respect to internal CSR (i.e. 'Strongly agree' or 'Agree'), seven per cent negative ('Disagree', 'Strongly disagree') and 13 per cent, passive ('Don't know', 'Not applicable' or no response).

Work and employment conditions

The first 20 questions of the survey were designed to gauge employee satisfaction. Of these, 15 received a positive mark of 65 per cent or over, the same result as last year, indicating that the staff continue to feel positive towards work satisfaction, motivation and teamwork. Further analysis and comparison with last year's results indicates a positive trajectory in employee satisfaction.

Recruitment practices are fair


2001
2002
No answer
N/A
Strongly disagree
Disagree
Don't know
Agree
Strongly agree
0%
10%
20%
30%
40%
50%

Positive responses in:	2001	2002
Respect for peers	93%	97%
Satisfaction with a days work	80%	87%
Trust between colleagues	85.5%	92.7%

Workload and work/life balance would appear to continue to be a cause of some concern, with only 74 per cent responding that they could achieve their objectives within working hours against 81.5 per cent in the last survey.

Overall, how do your working conditions and opportunities rate this year, compared to last year?


Worse 7%
13% No response
Better 30%
50% Same

"I have never seen the concrete action of last year's Social Audit. The result of the Social Audit may have been discussed by top level management only. But not to staff, even though it's about staff. However, I am sure the management uses Social Audit to take future actions to improve the situation."

"A four day work week with longer hours each day would be better so we can spend more time with our family, our social activity etc."

"The Social Audit Process 2001 was a good start to develop a good corporate governance. But we have to be consistent to improve our business. A good business today is a business that cares for the world and profits simultaneously."

"With regard to the social audit process 2001, I don't know enough about it (this may be my own fault, but if not then perhaps it should be more widely publicised internally)."

"Useful – I think it good for staff morale that the Company is concerned about the welfare of its employees. The key though is whether it acts upon the opinions revealed."



Target review:

Level 1 Group deliverable: The effective development and implementation of policy and practice, which assures social justice in the workplace.

Level 2 targets	Comments and discussion (January 2003)
Socially responsible employment and working conditions.	Target complete. Space allocated for suggestions in human resources questionnaire. Employee contracts and benefits in place. Training exercises performed and feedback returned.
Socially responsible management policies and systems.	Target complete. Consultants have been drafting standards and the tools in a system, which will also reflect the HSES system. To be ready for circulation Q1 03.
Socially responsible approach to personal development.	Target complete. Comments made in human resources questionnaire. Introduction of the new performance management programme in Pakistan and London which has more emphasis on personal development. Indonesia has also introduced a competency based approach to their training and succession-planning tool for their development.
Socially responsible communication strategy and employee Involvement.	Target complete. CSR strategy approved by Management Committee. Internal communication of new CSR Strategy – in London and Business Units – not completed. Carried forward.
Level 2 targets:	4 targets set. 3 targets complete. 75% achievement.
Level 3 targets:	31 targets set. 23 achieved. 8 to be carried forward. 74% achievement.



myanmar case study

Myanmar – training centre

A training centre was developed as part of Premier's continuing commitment to further develop the Myanmar national staff. Completed in October 2002, it was specifically designed to create a relaxed learning environment and encourage people to drop in for a coffee, read a book or send an e-mail to their friends.

As well as arranging and running courses, the training department has developed a schedule to ensure a diverse range of training needs are satisfied, covering areas like English language, safety training, information technology, technical training and personnel development training.

The layout of the new centre comprises the following:

- An 11 person lecture and training room fitted with individual PCs.
- A training DVD player, VHS recorder, television, overhead projector and a digital projector.
- A small room designed for language teaching on a one to one or two to one basis.
- A technical discipline skills workshop room complete with work benches to cater for instrument, electrical, mechanical, process training.
- A six person individual inter-active language, IT, technical and safety training console for individual self-paced computer based skills development training.
- A technical and personnel development reference library.
- E-mail facilities for Yetagun and POC personnel on rotational leave.
- Office space for the training and department staff.

A lot of hard work by staff has resulted in a centre that will provide many years of quality education and training for PPML personnel on a broad range of subjects.

external csr – our communities



Introduction to external CSR at Premier

The following section summarises the approach we take to our external responsibilities and the progress we have made in respect of those targets that evolved from the social audit process last year. The performance review is organised in four parts. First, there is an account of performance presented against relevant GRI indicators, second we present a summary of targets that have been achieved, third we present case studies to illustrate this performance across the BUs and the challenges we need to address and fourth we identify targets for next year.

GRI performance review (indicators provide easy reference)

Community	
SO.1(society). Description of policies to manage impacts on communities in areas affected by activities, as well as description of procedures/ programmes to address this issue, including monitoring systems and results of monitoring. Include explanation of procedures for identifying and engaging in dialogue with community stakeholders.	Our policy to communities is summarised in the Vision and Strategy section of this report and is a key element of our business principles and the 'way we work'. The CSR management system and tools outline how we identify, mitigate and manage our impacts, and how we monitor our performance in respect of managing these impacts on an ongoing basis. Most importantly, these tools have been developed by experts in the area of community development and social impact assessment in collaboration with Premier staff. They are part of the Social Performance Management System workbook, have been presented in a training session with senior managers and will be presented in a future training programme with BU functional managers (those local experts responsible for CSR at BU level).

GRI performance review (continued)

Bribery and corruption

SO.2 Bribery and corruption description of the policy, procedures/management systems, and compliance mechanisms for organisations and employees addressing bribery and corruption, with reference to the OECD Convention on Combating Bribery.

The Premier policy on business ethics addresses these issues and the elements are captured in our business principles on pages 4 and 5. These address the elements of the OECD Convention on Combating Bribery and confidential 'hot lines' and are now in place to reassure employees that any reported transgression of Premier Principles in this regard will be followed up without redress. The system is monitored independently and to date no transgressions of the Principles have been reported.

Political contributions

SO.3 Political contributions description of policy, procedures/management systems, and compliance mechanisms for managing political lobbying and contributions and SO5. Amount of money paid to political parties and institutions.

This is not allowed within Premier, and the Company is in the process of establishing appropriate policies, procedures and management systems to monitor compliance.

Awards

SO.4 Awards received relevant to social, ethical, and environmental performance.

The Premier report for CSR 2001 was short-listed by the Association of Certified Chartered Accountants (ACCA) and the Institute of Social and Ethical Accountability (ISEA), as being 'best in class'.

Competition and pricing

SO.6 Competition and pricing court decisions regarding cases pertaining to anti-trust and monopoly regulations.

SO.7 Description of policy and compliance mechanisms for preventing anti-competitive behaviour.

This indicator is not considered applicable as Premier operates within a highly competitive sector and has no history of anti-competitive behaviour or pricing strategy. It is fully in compliance with European and UK law on this matter.

Social Performance Indicators: human rights (HR)

Strategy and management



Human rights	
HR.1 Description of policies, guidelines, corporate structure, and procedures to deal with all aspects of human rights relevant to operations, including monitoring mechanisms and results. State how policies relate to existing international standards such as the Universal Declaration and the Fundamental Human Rights Conventions of the ILO. **HR.8 Employee training on policies and practices concerning all aspects of human rights relevant to operations. Include type of training, number of employees trained, and average training duration.**	As a fundamental element of its business principles, Premier has an established human rights policy that defines at the highest level the 'way it works' and confirms its strategies towards human rights. As such, these policies are explicitly noted in the policies of the Premier Human Resources Department and rooted within the international framework of human rights: the Universal Declaration of Human Rights (1948), the Core Labour Standards of the ILO and the Rio Declaration on Environment and Development (1992). Premier has always been aware of the issues of human rights in respect of its responsibilities by virtue of where it operates – including Pakistan, Indonesia and Myanmar. Its policies not only seek to actively promote the protection of human rights – as is explicitly stated – but they also seek to ensure that Premier is not considered complicit in human rights violations occurring in countries where we operate.

Human rights (continued)	
	To support those commitments, Premier staff are provided with training and awareness building materials. Premier has also engaged in the international training of employees of the Myanmar government and its armed forces in the area of human rights. Eight courses have been delivered by an independent body and evaluated with monitoring systems in place with respect of the nature and scope of the training and its success from a stakeholder perspective.



Strategy and Management (continued)

Human rights in the supply chain	
HR.2 Evidence of consideration of human rights impacts as part of investment and procurement decisions, including selection of suppliers/contractors.	This is now a key part of the social impact and risks review process of Premier and is 'in-built' within its tools. It is also a key element of the ethical supply chain evaluation and monitoring tools that have been developed.
HR.3 Description of policies and procedures to evaluate and address human rights performance within the supply chain and contractors, including monitoring systems and results of monitoring: 'Human rights performance' refers to the aspects of human rights identified as reporting aspects in the GRI performance indicators.	Premier has developed two ethical supply chain management tools: one for the mapping and prioritising of suppliers, including ethical criteria for their contracting, and one for the evaluation of suppliers. The evaluation is undertaken in respect of the Core Labour Standards of the ILO that are in turn embedded within the GRI indicator framework on labour standards and decent work practices.



Additional human rights indicators

Non-discrimination

HR.4 Description of global policy and procedures/programmes preventing all forms of discrimination in operations, including monitoring systems and results of monitoring.

This is addressed in both the ethical supply chain management tools and in the human resource policies of Premier. Appropriate tools monitor these and related policies from the perspective of the Human Resource Managers at Group, BU level and also from the perspective of the internal stakeholder – the employee.

Freedom of Association and collective bargaining

HR.5 Description of freedom of association policy, the extent to which this policy is universally applied independent of local laws, and a description of procedures/programmes to address this issue.

This is addressed in the business principles, in the ethical supply chain management tools and in the human resource policies of Premier. Appropriate tools monitor these and related policies from the perspective of the Human Resource Managers at Group, BU level and also from the perspective of the internal stakeholder – the employee.

Child labour

HR.6 Description of policy excluding child labour as defined by the ILO Convention 138 and extent to which this policy is visibly stated and applied, as well as a description of procedures/ programmes to address this issue, including monitoring systems and results of monitoring.

This is addressed in the business principles and in both the ethical supply chain management tools and in the human resource policies of Premier. Appropriate tools monitor these and related policies from the perspective of the Human Resource Managers at Group, BU level and also from the perspective of the internal stakeholder – the employee.

ILO Convention 138 is adhered to and the Premier human rights monitoring system and human resource survey tools monitor performance in respect of this issue.

No children are employed in Premier and every effort is made to ensure that suppliers meet this standard.

Additional human rights indicators (continued)

Forced and compulsory labour	
HR.7 Description of policy to prevent forced and compulsory labour, the extent to which this policy is visibly stated and applied as well as a description of procedures/programmes to address this issue, including monitoring systems and results of monitoring. (See ILO Convention No. 29, Article 2).	This is addressed in the business principles and in both the ethical supply chain management tools and in the human resource policies of Premier. Appropriate tools monitor these and related policies from the perspective of the Human Resource Managers at Group, BU level and also from the perspective of the internal stakeholder – the employee. It is also addressed in the human rights training programmes that Premier offers both its staff and also in respect of the human rights training programme it offered in Myanmar to government officials as part of its efforts to promote the protection of human rights. Forced and compulsory labour was also a key element addressed in human rights monitoring and training in Myanmar during the period of this report.

Disciplinary practices	
HR.9 Description of appeal practices, including, but not limited to, human rights issues. Describe the representation and appeals process.	This is relevant to the section of the report that addresses employees and their rights.
HR.10 Description of non-retaliation policy and effective, confidential employee grievance system (including, but not limited to, its impact on human rights).	An independent help line and procedure is in place. Needs to be extended with case study provided.

Security practices	
HR.11 Human rights training for security personnel. Include type of training, number of persons trained, and average training duration.	This has been undertaken within the human rights training programmes that Premier has undertaken in Myanmar and it is planned that similar schemes will be introduced in Pakistan.

Additional human rights indicators (continued)

Indigenous rights	
HR.12 Description of policies, guidelines, and procedures to address the needs of indigenous people. This includes indigenous people in the workforce and in communities where the organisation currently operates or intends to operate.	There are a series of tools included in the workbook that address these issues and ensure continuous improvement in respect of the employment of indigenous communities within the workforce.
HR.13 Description of jointly managed community grievance mechanisms/ authority.	There exist community grievance mechanisms that are monitored and also compensation mechanisms (practice and guidance) in place to support communities that are aggrieved.
HR.14 Share of operating revenues from the area of operations that are redistributed to local communities.	The issue of resource rent redistribution is a key one in the natural resource sector. We are studying this issue and will continue to report on it in future reporting cycles.



Targets met during this reporting cycle in respect of external CSR at Premier

Level 1 Group deliverable: The effective development and implementation of corporate governance structures, policies and reporting mechanisms which contribute to more socially responsible external stakeholder relations.

Community investments (£ sterling)

Pakistan **9,830** general
19,465 London
Pakistan **25,125** re: Bolan licence
45,820 Indonesia
Pakistan **62,915** re: Dumbar licence
423,595 Myanmar

Level 2 targets	Comments and discussion (January 2003)
Group policies with reference to internal and external CSR benchmarks and human rights issues.	Target complete and in place. Social Performance Management System (SPMS). Premier's business principles.
Sustained commitment to social performance evaluation and reporting at local and corporate level.	Target complete and in place. Schedule of frequency can be found in SPMS workbook.
Ongoing Group social accounting processes conforming to AA1000 or other relevant standards.	Ongoing. Premier follows the AA1000 standard to measure and report on its social and ethical performance. We are also guided by the GRI reporting indicators.
Demonstrable use of SIA tools on an ongoing basis throughout project life, including closure.	Target complete; work ongoing. Reference SPMT workbook tool B6.
Sustained commitment to corporate social investment.	Target complete. Company purpose and vision ongoing – business plan finalised. New business principles approved. Expenditure of community projects monitored by CSR Managers in BUs.
Level 2 targets:	**6 targets set.** **6 targets complete.** **100% achievement.**
Level 3 targets:	**19 targets set.** **13 targets complete.** **6 targets to be carried forward.** **68% achievement.**

focus on community projects in pakistan



Dilwani irrigation scheme

Located in the Bolan concession area of Balochistan, the Dilwani irrigation scheme is a recent community development project supported by PKPEL. Dilwani, set amidst the Zarghun hills, is a small settlement of 300 people. A needs assessment, involving participatory dialogue with the local community, district government and the Balochistan Province Department of Irrigation and Power revealed that the community's main livelihood – orchards – was deteriorating due to a lack of water irrigation. This resulted from the fact that the local streambed has a highly porous natural gravel layer, and was compounded by the persistent drought in the area. Upon recommendation by the district government, an irrigation scheme was proposed to alleviate the problem.

Designed by the Department of Irrigation & Power, the scheme is comprised of an irrigation weir, stone masonry, a concrete lined channel (4,770 ft) and a flood protection wall. Throughout the construction phase, regular meetings were held with the community, the district government and the Irrigation and Power Department to review progress. Ownership was vested in the community (i.e. the beneficiaries), to ensure the sustainability of the scheme. To this end, PKPEL developed a roadmap for the scheme with the community to facilitate the formation and registration of a community organisation for the village. A training programme was developed in consultation with the government to build the capacity of the organisation and there were 20 community participants trained before being handed over the scheme after its completion in May 2002.

Dumbar primary health services

Following extensive stakeholder consultation, health emerged as a priority need for the local communities in the Dumbar concession. To provide primary health care services for local communities, PKPEL signed a memorandum of understanding with the Edhi Foundation. The Edhi Foundation then established a health centre at Thano Shahbeg in the premises of an existing Basic Health Unit of the Government Health Department acquired under an agreement from the Government of Sindh.

The Health Centre now provides primary health services, including mother-child primary health care, an ambulance facility and round-the-clock emergency services through its resident female doctor, connected via the Edhi wireless network. It is the only health facility in the area where a qualified female doctor is available and provides primary health care services to a population of approximately 10,000 people.

During the first six months of operation (May–October 2002), 7,514 patients received treatment, 67 per cent being female, and 46 patients benefited from the ambulance facility. The centre also provided emergency support to over 300 patients from a neighbouring area (Taung) that suffered from a widespread outbreak of gastroenteritis. A vaccination service and labour room facilities have also been started at the health centre, supported with training on vaccinations by the Health Department of Sindh.

Mountain visit for children from Dadu

Adventure Foundation Pakistan (AFP) is an independent organisation focusing on outward-bound activities and encourages both eco-tourism and environmental education in the country. Based on the UN decision to mark 2002 as the Year of the Mountains, AFP developed 'National Mountain Conservation Meet 2002', a programme aimed to take children aged between 12–14 to visit the Northern areas of Pakistan, known for its high, snow capped mountains, valleys, pine forests and lakes. The children participated in awareness programmes, educational trips examining the flora and fauna of the region, tree plantation drives and rubbish clean up of the tourist sites.

PKPEL sponsored nine children from the Dadu district – one of the hottest and poorest locations in the country – to travel to the Naran, Kaghan and Shogran valleys. These are all very popular tourist destinations. After a successful trip in July 2002, the children returned aware, excited and committed to the environment. They explained how they saw green mountains and valleys for the first time – even snow on the mountaintops was a new sight for them. As the trip was more than recreational, the entire group planted 2,000 trees and collected over 1,000 kgs of waste from the tourist areas.



Stakeholder visits to PKPEL operations in Kirthar National Park (KNP)

Two recent trips have been taken by external stakeholders to observe the impacts of PKPEL operations and to witness the community development initiatives supported by PKPEL in the Park area:

The first was organised by LEAD Pakistan (Leadership for Environment and Development) – a member programme of LEAD International, committed to developing human resources for sustainable development. LEAD Pakistan trains professionals from government, industry, civil society, media, donor agencies, non-government organisations and academia on environmental and development issues.

The second followed near the completion of PKPEL's seismic operations, when a group of 20 LEAD fellows, staff and associates made a two-day trip to KNP to observe the impact of PKPEL's activities in the area (February 2002).

The first trip was made prior to the start of PKPEL's operations, during the process of seismic planning, with the purpose of viewing the Park and its biodiversity. The second trip was a follow-up assessment of the impacts of seismic operations on the Park and to decide whether the Company had maintained high enough standards in its environmental procedures and adhered to the environmental management plan devised for the project area. The group comprised of a cross-section of professionals from academia and NGOs such as the WWF, UNDP and industry.

PKPEL's Environment and Community Development Manager, Basit Khan and the Conservator for Wildlife, Sindh Wildlife Department Mr. Munir Awan led the group. During the trip they were taken to Fly Camp where they were shown the measures undertaken to protect the Park from oil spills, waste disposal, and facilities for the employees such as the camp clinic. They were also taken to one of the restored fly camps where the participants were surprised to find that the area they were standing on had until recently been a Fly Camp. Other visits were to a seismic line that had been restored and to view the area's wildlife. LEAD has reported that the study visit was productive in facilitating dialogue and providing exposure 'on a thorny sustainable development issue in the country'.

The second visit, in November 2002, included representatives from NGOs, academic and research organisations and government departments, including Directorate General of Petroleum Concessions (Ministry of Petroleum and Natural Resources), Sindh Wildlife Department and Sindh Environmental Protection Agency. The group visited the Dumbar project area for two days and were taken to the landfill site, the Benir-2 exploratory well site and to Kirthar ridge to view the area's wildlife.

The group also visited community development initiatives, including the PKPEL renovated and furnished school building in Ali Murad Braejo village, located near Benir-2, to Nabi Bux Barejo village to view a model solar power panel installed by PKPEL in collaboration with the Pakistan Council of Renewable Energy Technologies and to Thano Shahbeg to see the PKPEL supported Health Centre. Positive feedback was received regarding the Company's environmental and community performance.

Drinking water for Kohistan villages

Being a historically arid region, the provision of drinking water is a major need for the local communities in Kohistan. This was confirmed through a socio-economic assessment of KNP and public consultation conducted during various Environmental Impact Assessments. Recognising this need, PKPEL supported a project to provide hand pumps in 25 villages. Given the depth of the water table, specially designed hand pumps were selected to draw water from a depth of up to 200 feet. Locally made, these hand pumps can be maintained at village level by two people trained to operate and maintain them in each village.

The hand pumps will provide drinking water to an estimated population of 3,500, with women, who are responsible for fetching water, being the major beneficiaries. According to a study women spend about 40 per cent of daylight time fetching water, sometimes from a source 6–8 kms away from the village. Water collection poses many health complications for women, making this project particularly appealing by providing improved living conditions for the communities involved. To maximise resource use, the project design also included the construction of small water reservoirs to trap water spilt during water collection for use as animal drinking water.



focus on community investment in indonesia

Established in Indonesia for over five years and employing 233 people, of whom 210 are nationals, Premier has operations in the Anoa oil field and the West Natuna Sea. Our presence is centred on Matak Island where we rent facilities for supply, logistics, administration and accommodation. Matak has a population of 10,000 people distributed throughout 11 villages, with the largest one boasting a population of approximately 2,500.

Premier Natuna Sea BV: community development programme 2001–2002

The aim of Premier's Community Development Programme in the Natuna Sea is to build upon the self-sufficiency and socio-economic capacities of local communities, particularly those nearest to the Company's operations. Partnerships, community participation and capacity building are key themes across many of the community development projects undertaken during 2001–2002, as demonstrated in the following examples:

West Natuna consortium

In early 1999, Premier, Gulf Resources and ConocoPhillips (Conoco and Gulf have since merged) initiated the West Natuna Consortium (WNC). This enabled Premier and ConocoPhillips to share the same logistics base location in the Matak Islands and helped to avoid duplication or confusion in their local community development programmes. The WNC provides a basis for sharing information about individual company community projects, developing joint programmes and is cooperating with local government and communities. Joint programmes in 2001–2002 include:

- Road construction: Construction of a 7km road from Payalaman village to Ladan village on Matak Island was the result of a successful partnership between the local community (who were actively involved in the road construction), the WNC (who provided the funding) and the local government (who are now responsible for maintaining the road following an official handover from WNC to Palmatak Region authority on 8 October 2002).
- Training centre: A technical and handicraft training centre was provided in Antang Village, Terempa Islands, by WNC with capacity for 16 students. The project, aimed at developing entrepreneurship, involved capacity building of the local government prior to handover and the training of six local people, at the Industrial Training Centre in Java, to themselves become trainers (TOT).
- Scholarships: WNC has also provided 400 college students in Riau Province with scholarships as building blocks in developing the self-sufficiency and socio-economic capacity of the communities.

Premier projects

A range of different community development projects have been developed by Premier in both partnership and consultation with local communities, government, civil society organisations and other external stakeholders. This is demonstrated as follows:

- Early Age Education: A kindergarten, TK Anoa, was built in 1999 with support from Premier in Payalaman village, Palmatak region, in the Matak Islands to provide kindergarten and 'play-school' education. Starting with 73 students in 1999, the kindergarten built up to 104 by 2001. In 2001, Premier's company nurse gave children an introduction to healthy living and a dental team from the University of Indonesia gave children a dental check, along with a presentation to parents in Payalaman village on basic dental care.

The TK Anoa project has inspired three other villages in the Matak Islands to develop their own kindergartens and in 2001–2, six teachers from these and other kindergartens in the Terempa islands were sponsored by Premier to go to Jakarta for vocational training in school management.

- Skills training: Premier has supported skills training for women from Matak and other surrounding islands. 150 women running their own cafés or restaurants were given training in new cooking techniques to enhance their businesses, and a women's sewing group with 10 active members in Payalaman village was given elementary to basic level sewing skills.

focus on community investment in myanmar

Reproductive health programme in Myanmar
In most rural Myanmar communities, there is a lack of awareness and knowledge about basic reproductive health issues, including: safe reproductive care, maternal risk and complication, neonatal care practices, childhood immunisation and breast-feeding. Cultural and religious sensitivity is crucial for HIV/AIDS awareness and prevention. In Myanmar there is widespread ignorance about sexually transmitted diseases (STDs) including HIV/AIDS, about which there is, specifically, lack of sufficient knowledge on transmission, protection, prevention and control of the viru s.

The goal of this programme, started in Dawei – south of the pipeline, is to improve reproductive health at the community level in the project villages. Key activities include promotion of proper, safe and effective use of birth spacing, improving pregnancy and delivery care and prevention of STDs such as HIV/AIDS. These efforts are significant in that they will enhance levels of knowledge and awareness and encourage early access to reproductive health services. Save the Children (USA) are using a previously developed and tested model, (successfully used in the dry zone), in the Dawei project and this project has further been tailored to suit the local conditions. In the interests of making the programme self-sustainable, the Dawei community, which consists of 13,000 people from 3,200 households, will be trained and empowered to implement and maintain the programme themselves.

Thirteen villages from the Sakhangyi and Myo Haung village tracts have been selected for the programme's implementation while demographic, qualitative and quantitative baseline survey studies have been carried out. Awareness meetings and reproductive health education programmes are being held to educate volunteer leader teams within the community, 16 traditional birth attendants (TBA) have been trained on safe and clean delivery so far. A matching fund (supported by the local authorities and Premier) has also been established to contribute to community health development funds in the13 villages.

Reproductive health programme in Myanmar: highlights and impact assessment

Activities	Output	Outcome
Workshops on community action plan.	Community action plan for each village.	75 village health team members attended. 13 village community action plan documents.
Book keeping training.	Cashier, accountant and drug shop stock keeper were trained for each village.	52 participants attended. Ledgers and stock books developed.
Workshop on need assessments for auxiliary midwives.	AMW needs identified.	Seven AMWs received weighing machine, stethoscope and sphygmomanometer.
Safe motherhood training for VHT members/VHV/Women Group Leaders (WGL).	Technical training on reproductive health knowledge to VHT/VHV/WGL.	92 participants attended and received Maggie's apron (teaching-aid material) for reproductive health education dissemination.
Community-based first aid training for VHT/VHVs.	First-aid training workshops to VHT/VHV.	92 participants attended and first aid kits were provided.
HIV/AIDS training workshop for Village Health Team (VHT) members/Village Health Volunteers (VHV).	Technical training workshops for VHT/VHV.	92 participants attended, training aids and IEC materials were provided to give multiplier training courses to the community.
Contribution of matching funds for establishment of village health forums, and village drug shops.	Matching funds were contributed.	13 village health forums built. 13 village drug shops established.



In September 2002, Premier's management embraced a new CSR strategy which emphasises human rights, partnerships and integration.



2003/2004 targets – towards continuous improvement

Overview

We are firmly committed to continuing our CSR projects and endeavours. This report is intended to inform our stakeholders and other interested parties of our efforts, but it also forms an important part of our own internal learning process and provides a crucial benchmark as we continue our journey towards sustainable development.

Our surveys and interviews as well as the results of broader stakeholder dialogue show that the following targets, which are either carried over from the first social audit or have been generated by the current audit and assurance process, need to be met within the next reporting cycle.

While the targets are listed in accordance with the original performance areas identified within the 2001 social audit and targets arising from this social audit and report, they can be summarised briefly below:

- Ongoing improvement: this commitment must be maintained even where targets are met.
- *Full integration of the SPMS with the HSES* Management System, and the definition of the social performance standards.
- Continued development of partnerships within existing and new operations and evaluation of their impacts.
- Continued commitment to the protection of human rights especially now that Premier has withdrawn from Myanmar.
- Continued dialogue with our business partners in Myanmar to encourage the maintenance of our community projects and human rights training in that country.
- Ensure that social, human rights and EIAs are used to help determine all future investments.
- Continued improvement of internal working conditions and improved integration of performance targets relating to CSR within individual and team contracts of work as well as appraisal processes.
- Continuation of the CSR training and awareness building programmes begun in 2002, with an emphasis on the BUs.
- Initiate a process of independent third party audit with an independent assurance provider.
- Re-visit stakeholder consultation with groups consulted in the first social audit.
- The CSR committee should address those areas in health, safety and environment plus social performance, particularly where data is currently not being collated systematically across the Group.
- Continued commitment to manage biodiversity issues.

The following detailed targets are either carried over from 2001 or were set in 2002 in the process of undertaking this current targets. Where targets are carried over, comments are made in respect of status.

This is a work in progress document of the CSR committee, which is reproduced here in the spirit of transparency.

Targets are reviewed several times a year and all progress is minuted.

The effective development and implementation of policy and practice, which assures social justice in the workplace

Level 3 targets and commitments	Person(s) responsible	Review date	Action (as of January 2002)	Comments and discussion (January 2003)
Establish mechanisms to provide health and pension benefits to all permanent employees.	Group Human Resources Manager. Manager of Corporate Social Responsibility.	London: complete. Jakarta: complete. Myanmar: October 2001. Pakistan: October 2001.	Human Resources agreed to review 'pensions for all' as potential policy next year. In place only for London. Jakarta – in place for national employees. Myanmar – health benefits plan in place. Draft pension proposal prepared – seeking local legal advice prior to making formal presentation to corporate. Pakistan – health benefits in place. Pension planned to be in place by the end of 2002.	All have health benefits. London – complete. Myanmar – pensions by April 2003. Pakistan – pensions by April 2003.
Measure Hours Worked. Secondary target: if we find people are working too many hours we need to improve that according to a standard, to be later defined.	Group Business Unit Human Resources Managers. Manager of Corporate Social Responsibility.	October 2001.	More research needed to understand the extent and nature of the problem – aim to get work/life balance levels correct. Difficult to monitor on account of shift/working patterns, out of office meetings and field working. Could introduce clocking in – out system, although not practical in all areas. Time management and working hours needs addressing plus possibility of a more flexible approach to working hours. Jakarta – regulated by Indonesian Govt so included in policy. Myanmar – system in place so is monitored for everyone. Pakistan – compiled a report – noted that most people do 10–15 per cent extra hours.	Deadline April 2003.

The effective development and implementation of policy and practice, which assures social justice in the workplace (continued)

Level 3 targets and commitments	Person(s) responsible	Review date	Action (as of January 2002)	Comments and discussion (January 2003)
All Human Resources departments should be subjected to an annual internal audit, specifically to examine capability, recruitment procedures, skills base of employees and balance between expatriate/national staff and different ethnic groups (the results to be communicated to all staff).	Group and Business Unit Human Resources Managers. Manager of Corporate Social Responsibility.	Communicated by October 2001.	Have annual internal audit in place through human resources questionnaire in SPMS. Business controls reviews are being carried out now in all the BUs. This audit is being conducted by Ernst & Young in conjunction with key representatives. Audit results have been presented to the Audit Committee and therefore been tracked. Pakistan – undertaken in 2001 and new audit planned for 2003. Jakarta – May 2002. Myanmar – July 2002.	BUs reviewed by business controls audit. Correspondence on business controls review circulated to all BUs for action and comments February 2003. Pakistan – deadline end February 2003.
Monitor effectiveness and reach of mentoring programmes for national staff on an annual basis.	Group and Business Unit Human Resources Managers.	June 2002.	Pockets of informal mentoring happening in the BUs. No official programme implemented. Verifying it could be a problem but will be included in the next questionnaire. Guidelines need to be implemented using a formal process – end of year 2003. Pakistan – formal training would be required in achieving this. Jakarta – in place.	Jakarta – expatriate staff are committed to mentoring staff and therefore ensure knowledge and skills are transferred. Forward to next questionnaire.
Track competency through Competency Based Training Assessment (CBTA).	Group and Business Unit Human Resources Managers. Manager of Corporate Social Responsibility.	Ongoing.	Each of the BUs except for Pakistan have a CBTA structure in place. Potential development for London.	Under consideration as action for April 2003. Jakarta – complete.

The effective development and implementation of policy and practice, which assures social justice in the workplace (continued)

Level 3 targets and commitments	Person(s) responsible	Review date	Action (as of January 2002)	Comments and discussion (January 2003)
Implementation of SPMS training programme.	Manager of Corporate Social Responsibility.	December 2001.	Integrate within SPMS. Programme drafted by Warwick Business School – trialed in April 2002 and revised for June 2002. Training draft ready.	Next training will be split into 2 phases. Dates to be finalised April 2003.
Establish a suggestion scheme in London and the BUs.	Group and Business Unit Human Resources Managers. Manager of Corporate Social Responsibility.	September 2002.	London – scheduled for 2003. Myanmar – business unit previously considered suggestion scheme. Pakistan – good ideas scheme introduced in January 2002.	London – to implement by April 2003. Pakistan – good ideas scheme implemented every 2 months.
Improve qualitative feedback from senior and line managers to employees regarding the results of the social review process.	Manager of Corporate Social Responsibility.	November 2002.	SPR 2001 disseminated and available on website. Myanmar – review processes to be refined. Pakistan – social review to be discussed internally.	
Implement a confidential suggestion system within local community projects.	Manager of Corporate Social Responsibility. Business Unit's CSR team.	April 2002.	To be extended in appropriate form to other countries. Myanmar – Kanbauk to implement.	Manager of Corporate Social Responsibility to write note by end August 2002. Pakistan – informal feedback from local communities is already in place however it is difficult to make it formal/documented in communities with very low literacy levels. However formal feedback mechanism will be in place by April 2003.

The effective development and implementation of policy and practice, which assures social justice in the workplace (continued)

Level 3 targets and commitments	Person(s) responsible	Review date	Action (as of January 2002)	Comments and discussion (January 2003)
Hold workshop with community programme partners and NGOs to discuss ways to formalise and standardise community development project evaluation process.	Manager of Corporate Social Responsibility.	September 2001.	SPMTB14.	Revise progress mid December 2002. Pakistan – project evaluation criteria exists but needs to be discussed further with Program Partners by April 2003.
Set up research project to track changes in cost of living.	Manager of Corporate Social Responsibility. Business Unit CSR personnel.	December 2001.	Jakarta – in place. Govt review cost of living and later issue Minimum Regional pay for each area in Indonesia. Evidence to be submitted by BUs. Myanmar – in place – to report on progress.	Pakistan – internal CSR should undertake this. Review April 2003.
Establish a procedure to monitor and address the concerns of local villagers reference Premier's security arrangements.	Manager of Corporate Social Responsibility. Group Legal Manager and Company Secretary.	December 2001.	SPMTB13 Community Compensation tool in place. B13 has been circulated for comment.	Ongoing.
Demonstrate the application of human rights screening in new investment projects.	Manager of Corporate Social Responsibility. General Manager Exploration.	December 2001.	5 B-tools refer to these issues.These will be implemented in collaboration with CSR and Exploration.	India – in use. Pakistan – December 2002.

External stakeholder relation towards corporate citizenship

The effective development and implementation of policy and practice, which assures socially responsible engagement with external stakeholders pertaining to regulation, human rights and corporate citizenship

Level 3 targets and commitments	Person(s) responsible	Review date	Action (as of January 2002)	Comments and discussion (January 2003)
Encourage Matak Island population in Indonesia to discuss its own development strategy and find appropriate channels to develop dialogue with government in order to establish joint interests regarding community development.	Manager of Corporate Social Responsibility.	December 2001.	Jakarta – waiting for completion of the new Regional Autonomy previously introduced in Indonesia.	Ongoing.

The effective development and implementation of corporate governance structures Policies and reporting mechanisms, which contribute to more socially responsible external stakeholder relations

Level 3 targets and commitments	Person(s) responsible	Review date	Action (as of January 2002)	Comments and discussion (January 2003)
Expand Human Rights Policy to suppliers.	Manager of Corporate Social Responsibility. Business Unit General Managers.	Pakistan and Indonesia to send letter by January 2002.	Code in SPMS. SPMTA6 defines the process. Build up a list of preferred suppliers – CSR Managers to confirm. Check CSR Managers have sent letters. Jakarta – should be discussed during CSR training.	Supply Chain Policies done. London – list of suppliers not in place yet. Pakistan – letter to suppliers not done to date. We propose that we will send out its business principles, which includes our policy on human rights. Jakarta – letter to suppliers not done to date.
Establish a common formula for community project expenditure across the three BUs and a common level of proportionate support from head office.	Manager of Corporate Social Responsibility. Business Unit Human Resources Managers. Group HSE Manager.	December 2002.	CSR to provide update on exploratory briefing note to be developed re spend (in relation to other factors) and community investment scope – Action: to be done by April meeting. Myanmar – exploratory briefing note to be developed re spend (in relation to other factors) and community investment scope.	To be discussed at next CSR advisory committee meeting. Pakistan – we have some understanding on a formula, which helps us to calculate community investment in Pakistan. It may be difficult to have common criteria for all Business Units. Write up, on this, by mid December 2002; now completed.
Determine how much community investment we should undertake annually and communicate this to local communities to inform reasonable expectations of what we can achieve.	Manager of Corporate Social Responsibility.		This is now owned by the BUs.	Under ongoing review.

The effective development and implementation of corporate governance structures Policies and reporting mechanisms, which contribute to more socially responsible external stakeholder relations (continued)

Level 3 targets and commitments	Person(s) responsible	Review date	Action (as of January 2002)	Comments and discussion (January 2003)
Find ways to deepen our relationship with communities – possibly by providing opportunities for employees to participate in local community programmes.	Manager of Corporate Social Responsibility. Business Unit's CSR team.	In place.	Myanmar – ongoing involvement. Jakarta – in process for Matak – Scouts programme, sewing class etc.	Pakistan – this could be good but will take some time. We intend to involve *employees in community development* work by April 2003.

our sustainable future

The CSR challenge post re-structuring and withdrawal from Myanmar:

What is perhaps not surprising, given the particular societal needs and operational challenges, is that the above work reported here has focused on Premier's behaviour and achievements in Myanmar and its ongoing work in Pakistan. The challenge is thus to maintain and build on this position and keep the new business strategy in mind.

We are also committed to ensure that our exit from Myanmar is responsible in terms of supporting the continuation of our community projects and ensuring that the new operators of the Project take on those commitments, as appropriate.

The Premier Oil Management Committee agreed in late 2002 that a new CSR strategy should be developed to ensure that Premier remains an industry leader in the CSR arena. As part of our ongoing commitment, Premier has:

- Written to the United Nations Secretary General, Kofi Annan, to become a signatory to the UN Global Compact and its nine principles on human rights, labour standards and environmental protection.
- Implemented plans to deliver a net positive social and environmental impact in every country where we operate. We have also started dialogue with our partners in those countries where we do not operate.
- Agreed a global collaboration with Save the Children (USA).
- Focussed resources and efforts, in addition to our outgoing developmental activities, to assist in the search for renewable sources (solar, wind, etc.) as possible sustainable energy 'solutions' in our scope of operations.








Premier understands that it is accountable to a broad set of stakeholders and is guided by the multi-stakeholder approaches of the GRI in its disclosure of information about performance. Premier has opened up its systems and processes to external scrutiny, assisted by the best practice methods of the AA1000 assurance standard.



assurance background and approach

Premier's brief to the Corporate Citizenship Unit (CCU), Warwick Business School, was to provide assurance on their underlying social performance management strategy and system rather than their social reporting. For structure and guidance, CCU uses recognised management system procedures as well as AA1000S Assurance and Accountability Principles relating to systems and processes as assurance benchmarks. The key AA1000S Assurance Principles relating to the assurance of social management systems and processes is that of Responsiveness. This principle is designed:

"To assist Assurance Providers to determine the levels of organisational commitment to engage, understand and then change performance in response to stakeholder concerns. Responsiveness refers to the acknowledgement by a reporting organisation of its impacts and the material concerns of its stakeholders, including an explanation of its response to them and the indicators to be used to measure associated changes in activities, performance and impact. Responsiveness is an essential element of accountability as well as an assurance principle. It entails the responsibility of an organisation to develop its systems, processes and targets to support continuous improvement in response to its impacts, stakeholder concerns and relevant standards" (Accountability 2002).

There is broad equivalence between the AA1000S Assurance Principle of responsiveness and the AA1000 Accountability Principles of Inclusivity, Embeddedness, and Continuous Improvement. To guarantee rigour, relevant elements of all four principles frame the social assurance. Within this evaluation framework, the following complimentary research techniques were used to collect and verify data: (1) Inspection: examining documents, records etc. (2) Enquiry: corroborating information from internal and external stakeholders. (3) Observation: looking at processes performed by the organisation. It should be noted that the AA1000 and AA1000S procedures do not result in any kind of certification, thus despite significant efforts and some notable achievements, Premier does not have certification pertaining to its management systems.

Assurance level, competency and independence
CCU aims to provide the highest possible level of assurance given the time and resources available. Although this assurance process was greater in scope than usual exercises of this type, the need to report back within a reasonable period and budget necessarily limited what could be achieved. In particular, this ruled out the possibility of conducting field visits to Premier's overseas Business Units (BUs), limiting the techniques used to verify their social accounting systems and processes to inspection and enquiry. The need to report back also necessitated a temporal 'cut-off' point for the assurance of December 2002. Actions and developments after this date are beyond the scope of this assurance.

Assurance also depends on the completeness and reliability of information gained by, or presented to, the assurance provider. Relevant information was collected widely and, wherever possible, triangulated to verify its completeness and reliability. Nevertheless, short of unlimited research, it is impossible to guarantee the completeness and reliability of information. In recognition of the aforementioned time, resource and information limitations, the assurance provider conducted the assurance to provide a reasonable, rather than absolute, assurance of Premier's social accounting systems and processes.

The assurance provider, Magnus Macfarlane, has a PhD in Social Impact Assessment for business and is an accredited social accountant and auditor with over ten years experience in the field of corporate social responsibility. Working both as an independent consultant and as a former research fellow at the universities of Oxford, Bath and Warwick, he is experienced in a wide range of non-financial corporate performance mechanisms, including stakeholder analysis, sustainability monitoring, and strategic partnership. He has particular expertise in sustainability accounting and assurance systems, and is providing ongoing advice to three blue chip companies in this area. He has published widely and provided analysis, training and advice to leading companies and institutions.

Professor Alyson Warhurst, who directs CCU and holds a chair at Warwick Business School, University of Warwick, provided advisory work for Premier during the social accounting cycle. Other than being subject to enquiry for verification purposes, Dr Macfarlane conducted the assurance completely independently of her. Nevertheless, in acknowledgement of any perceived conflict-of-interests, Premier and Dr Macfarlane decided that the assurance should be classified as second party and that, in line with best practice, an independent third party would be contracted to review its sustainability report.

Assurance statement
Premier has shown leadership and commitment to the development and implementation of its SPMS and to realising the ongoing cultural shift that necessarily accompanies it. Significantly this has been reflected in the rhetoric and actions of the CEO Charles Jamieson who has personally initiated and overseen the general development of CSR within Premier and consistently introduced and endorsed its major internal and external CSR documentation and communication. This commitment is also evident at all other levels of the organisation and, most importantly, it is manifest in the industrious and progressive efforts made by members of Premier's representative CSR Committee under the inspired and dynamic chairmanship of Dr Richard Jones. In addition to leadership, the success of a social management system relies on an organisation's ability to define and document its social principles and strategic objectives. As well as stand-alone CSR principles, Premier has eight other business principles and polices that are clearly articulated and encompass other significant CSR dimensions. They sit at the highest level of Premier's evolving SPMS, commit the Company to meet and exceed all relevant and regulatory requirements, and provide the setting for the Company's strategic CSR objectives. The eight principles are documented and accessibly disseminated internally and externally through numerous communication channels including, among other documents, Premier's 'SPMS workbook'.

Until their divestment from the country many of Premier's strategic CSR objectives focused on human rights in Myanmar. During the second social accounting cycle, and as a result of these strategic objectives, Premier undertook human rights training and monitoring in the pipeline area and engaged with military intelligence on allegations of forced labour and the displacement of villagers. At a national level, Premier had political dialogue with the National League for Democracy, and used their commercial position to lobby Myanmar's government on human rights and to convene a series of human rights training workshops for senior officials in Myanmar's ministries, Supreme Court and welfare departments.

In September 2002 Premier announced that it was selling its Myanmar asset to Petronas. As part of its exit strategy Premier pledged to continue sponsoring human rights training there through 2003. Premier then defined new strategic objectives to steer and extend their CSR developments in the context of their restructured business, which were presented to Premier's management committee in November 2002. These strategic objectives are consistent with Premier's principles, responsibilities and stakeholder perspectives. The first strategic objective is to embed the SPMS in the Company and involves the aforementioned integration of the SPMS and Health, Safety, Environment and Security Management Systems (HSESMS), and the logical extension of this into GRI sustainability reporting.

The second strategic CSR objective is alignment with globally recognised CSR investment and operating benchmarks. Premier has signaled their intention to join the high profile but undemanding Global Compact, and, given their CSR performance and withdrawal from Myanmar, seem poised for acceptance in their planned reapplication to FTSE4Good. With respect to their third strategic

objective of partnership, Premier already has arrangements with the Edhi Foundation in Pakistan, Save the Children USA, Social Concern Indonesia and Monash University. Premier is presently considering joining a three-year bio-diversity partnership programme with UNEP – and, as mentioned above, we already have a three-year partnership with LEAD Pakistan.

The final strategic objective is community project investment, which in Pakistan much exceeds statutory obligation levels. Their project evaluation procedures also exceed those applied to most beneficiary projects, although the assurance provider would question the extent to which a proposed renewable energy programme there was generated by a needs assessment rather than by reputation analysis. While acknowledging that Premier's Indonesian asset is small, the presence there of just one wholly owned community project suggests a comparatively underweight community investment allocation and the need to incorporate a review of relative community investment levels in this strategic objective.

Successful CSR management is a line responsibility requiring the active participation of all levels of management and an appropriate organisational structure, competencies and allocation of resources. Management representatives with responsibility for co-ordinating, implementing and maintaining the SPMS have been assigned at all Premier's BUs and within HQ. Collectively, they make up the Company's CSR Committee, which has provided the main conduit for planning the second social accounting cycle and for developing strategy and processes to identify social impacts and execute CSR activities.

The CSR Committee has ten members who have been assigned, in addition to their functional responsibilities, responsibility for either operational, reputational, or internal, CSR issues. Line responsibility for each of these three areas has been assigned to three committee members, two of whom report directly to the CEO. These responsibilities have been clearly and appropriately defined in the committee's TOR, and, without exception, its members exhibit exemplary competence and experience in undertaking their collective and individual responsibilities. Commitment levels are also high, although Premier should seek to understand the reason for the relatively lower contribution of one BU.

To embed and promote ownership of the SPMS, Premier gradually reduced their appointment of CSR consultants and sought to empower employees to take on CSR responsibilities. In August 2001 a meeting of eight HSE and Human Resources Managers from Premier's BUs and three from HQ was convened in London. It was addressed by Charles Jamieson and represented the first collective attempt to distil and embed Premier's CSR strategy throughout the Company. Agents for implementing SPMS targets and objectives were systematically assigned for all operations and activities, including exploration, drilling, development and production.

In addition to assigning responsibility, however, employee empowerment necessitates sufficient resource and training provision and by 2002 some BU managers said they felt unable to fully implement the SPMS targets and objectives unless there was an increase in time, resources and skilled personnel. Therefore, without compromising stakeholder issues, the number of targets was reduced and many were rescheduled. Premier also pledged to revise team performance contracts to ensure SPMS application and have a phased reallocation of budgets to support their work. Given the workload of Premier employees and the high number of existing HSE and human resources targets, meeting this budgetary commitment will be essential to internal CSR and to future SPMS success and must be addressed as a priority in the forthcoming social accounting cycle.

A professional development programme was proposed to further support employee CSR responsibilities and in April 2002 a CSR workshop for Premier's senior managers was held to build awareness of CSR drivers and responsibilities and to introduce the SPMS tools. To support Dr Jones in his CSR Manager role, Caroline Stirling received regular tuition from Professor Warhurst, further enhancing her high capability. Group and BU workshops, with operational personnel, were planned. Regrettably, the schedule for these workshops was delayed until summer 2003 because of Company and SPMS restructuring. CCU corroborates the effect of restructuring and agrees with Premier's rationale for deferment, but would stress the importance of holding the workshops once restructuring is complete.

An SPMS workbook was also developed to support employee CSR responsibilities. It outlines the substance and framework of the SPMS and has been subjected to successive rounds of revision and review across the BUs and through the regular meetings of the CSR Committee. This process has allowed for adaptation to BU needs, diversities and capabilities and, by promoting a sense of collective ownership, has enabled further system embedding. However, the process also exposed some shortfalls in the SPMS relating to operational utility and clarity. In addition, and notwithstanding Professor Warhurst's and Mark Akers' important actions to integrate the SPMS with the commercial management strategy, there was some misalignment with the structure of the business's existing non-financial management systems, already in advanced stages of implementation.

As a means to address these shortfalls and further embed the SPMS a decision was taken to harmonise it with the HSESMS under the experienced direction of Paul Dennis, Group HSE Manager. Comparative analysis of the systems, carried out as a precursor to this process, exposed the absence of a middle tier of SPMS standards and processes, critical to the architectural integrity of the system as they bridge

upper tier principles and lower tier tools, indicators and targets. Building on the SPMS's stakeholder derived 'BU level indicators', that had the appearance of benign standard and process surrogates in the SPMS workbook, ten CSR standards were developed. While needing some revision, the standards give the SPMS cohesion and help synthesise its framework with the framework of HSESMS and other management systems.

The current integration of the SPMS and HSESMS is critical to the evolution of the SPMS and the continued application and improvement of CSR generally within Premier. However, if Premier's CSR consultants had conducted more comprehensive gap analyses in the first social accounting cycles, system duplication (noted in CCU's 2001 audit) and discrepancies could have been identified and avoided much earlier, allowing for a more efficient use of management time and resources. It is recommended that Premier build on this commendable, if delayed, integration by making the further review of SPMS and Human Resources Management System integration a strategic objective of the third social accounting cycle.

There is a broad range of management tools in the lower tier of the SPMS framework for implementing Premier's CSR policies, principles, new standards and procedures. On closer inspection, these tools are actually practices, guidelines and procedures that need distinguishing, and policies and processes that need vertically integrating into upper and middle tiers. While providing good coverage, some tools (e.g. Stakeholder Mapping) lack detail, operational prescription and sector specificity and need some further development.

The predominance of social performance indicators from the first social accounting cycle, meant they presided over the early stages of SPMS framework design. As a result, the SPMS has been subject to both bottom-up and, subsequently, top-down development and respectively organised according to both a spatial (e.g. site, BU, group) and a conceptual (e.g. principles, standards etc.) hierarchy. *In relation to management of stakeholder issues*, this evolutionary duality is necessary and desirable. Nevertheless, it represents a significant departure from the design of more orthodox or less sophisticated management systems that often compromises the clarity of the SPMS. This is manifest in inappropriate semantic and conceptual interchange between Group, BU and site level indicators and respective principles, standards and targets in some parts of the SPMS workbook.

Indicators and targets, in particular, are used interchangeably in the SPMS workbook. However, indicators represent manifestations of change, while targets (and principles and standards) represent the nature and determination of change. Targets are designed to support performance improvement and tend to be derived from management principles and standards. Indicators are designed to support performance monitoring and reporting and tend to be derived from stakeholders or international guidelines. They are interconnected but distinct entities. The merging of the two in the system's framework is unlikely to effect achievement of Premier's extensive target commitments, but causes confusion that will doubtless be clarified with continued integration and rationalisation.

The productivity and commitment of employees at an aforementioned one-week meeting in August 2001 to establish criteria, schedules and responsibilities for target achievement was as impressive as the Company's financial support for it, and the conveners' skilled facilitation of it. CCU's only criticism is that, by virtue of the scale of the undertaking, the process felt slightly rushed, and in future cycles more time is desirable for target discussion. Greater opportunity and time to collectively set and revise targets might have been achieved if attendees had learned, prior to attendance, that the targets were drafted by external consultants and were, on a basis of utility or logistics, therefore negotiable.

Targets have been divided between those pertinent to; general SPMS roll out; SPMS tool development; and performance reporting. CCU cannot verify target achievement in the second social accounting cycle. However, on the basis of available evidence, Premier's target achievement record looks exceptionally good. Out of an ambitious total of 80 targets, 60 targets had been achieved by December 2002, with just 20 being carried forward. This is an outstanding achievement for which the Company deserves utmost credit. The final key element of social performance management is capacity to identify, consult, and respond to stakeholders. Premier's stakeholder identification techniques are based on widely accepted mapping and network criteria as well as less specific or systematic, but equally important, dialogue techniques. This approach has remained satisfactory and broadly consistent since inception of the first social accounting cycle in 1998.

Premier's stakeholder consultation techniques include, but are not limited to: individual and group interviews, workshops, public meetings and questionnaires. The techniques, and consultation agents used, vary and, wherever possible, are purposely determined by Premier stakeholders. This is positive and entirely appropriate as it provides stakeholders with the necessary empowerment and flexibility to accommodate different contexts, abilities, needs and resources. CCU has selectively reviewed the application of these consultation techniques by internal and external consultation agents for HQ and has found it to be of a high and professional standard. The only minor exception noted concerned the overly generic nature of manager and employee surveys. They need to be revised in future cycles as they contained BU specific questions that were entirely irrelevant to HQ.

By the mid-term of the third social accounting cycle Premier is set to fulfill its 2001 target of expanding the range of stakeholders consulted. Alongside stakeholders already consulted, local communities at seismic and drilling operations,

displaced communities, NGOs and campaign groups, community partners, business partners, government, suppliers, and contractors, are added. Although one BU representative felt that 'in-country' business competitors should also be marked for inclusion, Premier can be commended for the current stakeholder list, which represents significant coverage for a small energy Company. This stakeholder expansion has been afforded by staggering the frequency of stakeholder consultation and reporting. Depending on the stakeholder group concerned, the frequency of formal consultation is either two or three year intervals, while informal consultation is ongoing. Given the significant expansion of stakeholders consulted or marked for consultation, and the varying degrees of ongoing informal stakeholder dialogue at the BU and Group level, the scheduled frequency of consultation is regarded to be sufficient. The exception concerns communities in areas of operation, who are among the stakeholders *most likely to be directly and significantly impacted* by Premier's activities. Rather than the scheduled three-year intervals, which will result in community views not being reported until 2005, formal consultation with them must occur at two-year intervals, minimum.

In conclusion, the SPMS represents a comprehensive and determined undertaking by Premier towards full social performance *management, in general, and the continued* implementation of values and achievement of targets, in particular. Robust leadership, strategy and commitment reinforce the SPMS and make the system uniquely innovative and effective. Relative weaknesses identified in the SPMS relate to budgetary support, clarity and alignment. However, CCU is entirely satisfied with the integrity of the SPMS and the appropriateness of the current and planned review of integration and presentation. Moreover, CCU would emphasise that any current weaknesses in the system must be viewed within the context of it representing one of the most advanced corporate SPMSs in the world, for which those involved in its development deserve the highest credit. The system must also be evaluated in the context of its relative infancy and current work in progress status. The key challenges for developing the SPMS in the third cycle relate to (a) balancing the specificity of AA1000 with the ubiquity of GRI; (b) delivering SPMS training; and (c) providing appropriate budgetary support for CSR team performance contracts. Based on the progress made and momentum gained to date, it is CCU's opinion that Premier is very well positioned to meet these forthcoming challenges.

Dr Magnus Macfarlane, Corporate Citizenship Unit, *Warwick* Business School
26 March 2003

gri index

Premier understands that it is accountable to a broad set of stakeholders and is guided by the multi-stakeholder approaches of the Global Reporting Initiative (GRI) in its disclosure of information about performance. Premier has opened up its systems and processes to external scrutiny, assisted by the best practice methods of the AA1000 assurance standard.

GRI Elements

Vision and Strategy

		page
1.1	Sustainable development vision and strategy	4, 5, 67
1.2	CEO statement	3

Profile

		page
2.1	Name of reporting organisation	Throughout
2.2	Major products and services	3, 13
2.3	Operational structure	13–15, 25
2.4	Description of Customer Groups	12, 13
2.5	Location of Premier's operations	13
2.6	Nature of ownership	13, 25
2.7	Nature of markets served	13, 25
2.8	Scale of reporting organisation	25–27
2.9	List of Premier stakeholders	12
2.10	Contact person(s) for the report	3, 10, ibc
2.11	Reporting period	6, 72
2.12	Date of previous report	78
2.13	Boundaries of the report	6–9, 12
2.14	Changes in size and ownership since previous report	25–27
2.15	Basis for reporting on joint ventures	13
2.16	Explanation of any re-statements of information in previous reports	N/A
2.17	Decisions not to apply GRI principles	76
2.18	Criteria/definitions used	9, 12, 77, ibc
2.19	Significant changes in methods	9, 12, 71–75
2.20	Policies and practices on accuracy, completeness and reliability	6, 59, 71–75
2.21	Policy for independent assurance	3, 11, 59, 71
2.22	Obtaining additional information	6, ibc

Governance Structure and Management Systems

		page
3.1	Governance structure of Premier	14
3.2	Independent, non-executive directors	14
3.3	Process for determining the expertise of Board members	14
3.4	Process for identification and management of risks	14
3.5	Executive compensation and achievement of Company goals	14
3.6	Organisational structure and keyindividuals for implementation and audit	10, 11, 71–75
3.7	Mission and values statements, internally developed Codes	4–6
3.8	Mechanisms for shareholders to provide recommendations	Postcard, 3
3.9	Identification and selection of major stakeholders	12
3.10	Stakeholder consultation	12, throughout, 71–75
3.11	Information from stakeholder consultation and its use	throughout
3.12	The precautionary principle	4, 5, 14
3.13	Voluntary charters or other initiatives	4, 8, 9, 15, 67, 71
3.14	Industry and business associations memberships	15
3.15	Policies and systems for managing upstream and downstream impacts	4, 5, 17–20
3.16	Approach to managing indirect impacts	4, 5, 17–20
3.17	Major decisions on operational changes	9, 67
3.18	Programs and procedures	18, throughout
3.19	Certification pertaining to management systems	19, 20, 67, 71

Economic Performance Indicators

		page
EC.1	Net Sales	25
EC.2	Geographic breakdown of markets	25
EC.3	Costs of all materials purchased	26
EC.4	Percent of contracts paid by agreed terms	26
EC.5	Total payroll and benefits	27
EC.6	Distributions to providers of capital	26
EC.7	Change in retained earnings	26
EC.8	Total sum of taxes	27
EC.9	Subsidies received	27
EC.10	Community donations	51
EC.11	Supplier breakdown by organisation and country	12
EC.12	Total spending on non-core business infrastructure development	28

Environmental Performance Indicators

		page
EN.1	Total materials use (excluding water)	NIP
EN.2	Percentage of waste materials used	NIP
EN.3	Direct energy use segmented by primary source	31, NIP
EN.4	Direct and indirect energy use	31, 34
EN.5	Total water use	NIP
EN.6	Biodiversity-rich habitats	34, 59
EN.7	Impacts on biodiversity	34, NIP
EN.8	Greenhouse gas emissions	34
EN.9	Ozone-depleting substances	NIP
EN.10	NOx, SOx and other air emissions	34
EN.11	Total amount of waste	34, NIP
EN.12	Significant discharges to water	34
EN.13	Significant spills	31
EN.14	Environmental impacts of products and services	34
EN.15	Reclaimable product after useful life	34
EN.16	Incidents and fines	31, 32
EN.17	Initiatives to use renewable energy sources and to increase energy efficiency	52, 53, 59
EN.18	Energy consumption footprint of major products	NIP
EN.19	Other indirect (upstream/downstream) energy use and implications	NIP
EN.20	Water sources and related ecosystems/ habitats significantly affected by use of water	NIP
EN.21	Annual withdrawals of ground and surface water as a percent of annual renewable quantity of water available from the sources	NIP
EN.22	Total recycling and reuse of water	NIP
EN.23	Total land owned, leased, or managed for production activities or extraction use	NIP
EN.24	Amount of impermeable surface as a percentage of land purchased or leased	NIP
EN.25	Impacts of activities and operations on protected and sensitive areas	34
EN.26	Changes to natural habitats resulting from activities and operations and percentage of habitat protected or restored	NIP
EN.27	Objectives, programmes, and targets for protecting and restoring native ecosystems and species in degraded areas	34
EN.28	Number of IUCN Red List species with habitats in areas affected by operations	NIP
EN.29	Business Units currently operating or planning operations in or around protected or sensitive areas	30, 34, NIP
EN.30	Other relevant indirect greenhouse gas emissions	34
EN.31	All production, transport, import, or export of any 'hazardous' waste (under Basel Convention)	NIP
EN.32	Water sources and related ecosystems/ habitats affected by discharges of water and runoff	NIP
EN.33	Performance of suppliers relative to environmental components of programmes and procedures	NIP
EN.34	Impacts of transportation used for logistical purposes	NIP
EN.35	Total environmental expenditures by type	NIP

Social Performance Indicators – Labour Practices and Decent Work

		page
LA.1	Workforce breakdown	39
LA.2	Net employment creation	39
LA.3	Employees represented by trade union organisations	39
LA.4	Policy and procedure relating to consultation with employees	18, 38–43
LA.5	Notification of occupational accidents and diseases	31
LA.6	Joint Health and Safety Committees	31, 32
LA.7	Injury, lost day and absentee rates	31–33
LA.8	Policies and programs	18, throughout
LA.9	Average hours of training per year	9, 38, 39
LA.10	Equal opportunity policies and programs	4, 5, 40, 41
LA.11	Composition of senior management and corporate governance bodies	14, 15
LA.12	Employee benefits beyond those legally mandated	42
LA.13	Worker representation in decision making or management	38, 48
LA.14	Evidence of substantial compliance with ILO Guidelines for Occupational Health Management Systems	4, 5, NIP
LA.15	Formal agreements with trade unions or other employee representatives covering health and safety and proportion of the workforce covered by any agreements	38
LA.16	Programmes to support the continued employability of employees and to manage career endings	43
LA.17	Specific policies and programmes for skills management or for lifelong learning	43

Social Performance Indicators – Human Rights

		page
HR.1	Policies and guidelines dealing with human rights	4, 5, 17, 18, 46
HR.2	Consideration of human rights impacts as part of investment decisions	4, 5, 47
HR.3	Policies and procedures to evaluate human rights	3, 4, 18, 47
HR.4	Global policy preventing discrimination	3, 4, 48
HR.5	Freedom of association policies	3, 4, 48
HR.6	Policy excluding child labour (ILO Convention 138)	3, 4, 48
HR.7	Policy to prevent forced and compulsory labour	3, 4, 49
HR.8	Employee training on policies and practices concerning all aspects of human rights relevant to operations	3, 4, 18, 46
HR.9	Policy on disciplinary practices	49
HR.10	Non-retaliation policy and effective, confidential employee grievance system	49
HR.11	Policy for appropriate conduct of security personnel	49
HR.12	Policies and guidelines for needs of indigenous people	3, 4, 18, 49
HR.13	Jointly managed community grievance mechanisms/authority	18, 50
HR.14	Share of operating revenues redistributed to local communities	18, 29, 50

Social Performance Indicators – Society

		page
SO.1	Policies to manage impacts on communities	4, 5, 44
SO.2	Policies to address bribery and corruption	4, 5, 45
SO.3	Policies to address political lobbying and contributions	45
SO.4	Awards received relevant to social, ethical, and environmental performance	7, 45
SO.5	Amount of money paid to political parties and institutions whose prime function is to fund political parties or their candidates	45
SO.6	Court decisions regarding anti-trust and monopoly regulations	N/A
SO.7	Compliance mechanisms for preventing anti-competitive behaviour	14, 45

Social Performance Indicators – Product Responsibility

		page
PR.1	Policy for preserving customer health and safety	N/A
PR.2	Policy relating to product information and labelling	N/A
PR.3	Policy relating to consumer privacy	N/A
PR.4	Non-compliance with regulations concerning customer health and safety, including fines	N/A N/A
PR.5	Complaints upheld by official bodies overseeing health and safety of products and services	N/A
PR.6	Voluntary code compliance	N/A
PR.7	Instances of non-compliance with regulations concerning product information and labelling, including fines	N/A
PR.8	Policies related to customer satisfaction	N/A
PR.9	Policies for adherence to standards and voluntary codes related to advertising	N/A
PR.10	Breaches of advertising and marketing regulations	N/A
PR.11	Substantiated complaints over consumer privacy	N/A

ibc – Inside back cover
N/A – Not applicable
NIP – Systems to capture information systematically not yet implemented or 'not in place' at Group level, even though individual BUs may have information and systems in place or under development. This information is disclosed here and will help shape future targets.

GLOSSARY OF TERMS

AFP	Adventure Foundation Pakistan
boepd	Barrels of oil equivalent per day
E&P	Exploration and Production
EIA	Environmental Impact Assessment
EWT	Extended Well Test
FPSO	Floating Production Storage Offshore
GRI	Global Reporting Initiative
HSES	Health, Safety, Environment and Security
HSESMS	Health, Safety, Environment and Security Management System
ISO	International Standards Organisation
INGO	International Non-Governmental Organisation
KNP	Kirthar National Park
KPI	Key Performance Indicator
LTIF	Lost Time Injury Frequency
mmboe	Million barrels of oil equivalent
mmscfd	Million standard cubic feet of gas per day
NGO	Non-Governmental Organisation
OGP	International Association of Oil and Gas Producers
PKPEL	Premier-Kufpec Pakistan Exploration Limited
PPML	Premier Petroleum Myanmar Limited
PO	Premier Oil
SPMS	Social Performance Management System
WNC	West Natuna Consortium

CONTACT DETAILS

Dr Richard Jones, Manager of Corporate Social Responsibility

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
Telephone: 00 44 20 7730 1111
Fax: 00 44 20 7730 4696
www.premier-oil.com

Prepared by Maplecroft, Dr Richard Jones and Caroline Stirling
Designed and produced by Philosophy
Photography by Mike Abrahams
Printed by Empress Litho

This document has been printed on Shoebox and Brand X using soya based inks. Both paper stocks are manufactured from 100% post consumer recycled waste without the use of chlorine. Shoebox board is coloured with organic colour dyes and Brand X is one of the few papers to qualify for NAPM and European recycled charter marks.

www.premier-oil.com



Annual General Meeting - Resolutions passed

Premier is pleased to announce that at the Annual General Meeting which was held on 15 July 2003, all resolutions were passed.

15 July 2003

ENQUIRIES

Premier Oil plc	**Tel: 020 7730 1111**
Charles Jamieson	
John van der Welle	
College Hill	**Tel: 020 7457 2020**
James Henderson	



Resolution 1 - Report & Accounts	
For	637324189
Against	294347
Abstain	720080
Resolution 2 - Directors Remuneration	
For	549528156
Against	60344440
Abstain	28479426
Resolution 3 - Elect Mr S J Dobbie	
For	637699173
Against	622726
Abstain	30123
Resolution 4 - Elect Mr R V Emerson	
For	635948970
Against	2372929
Abstain	30123
Resolution 5 - Elect Mr I Gray	
For	606508202
Against	31813697
Abstain	30123
Resolution 6 - Elect Mr C A Jamieson	
For	577498827
Against	55430944
Abstain	5417504
Resolution 7 - Elect Sir David John	

For	634315602
Against	3316341
Abstain	720079

Resolution 8 - Elect Mr J R W Orange

For	635370449
Against	2945853
Abstain	35720

Resolution 9 - Elect Mr J A van der Welle

For	592698724
Against	10536102
Abstain	35117196

Resolution 10 - Elect Mr M A K Alizai

For	623227672
Against	2136077
Abstain	12959411

Resolution 11 - Re-appoint Ernst & Young

For	634664228
Against	3372768
Abstain	315026

Resolution 12 - To Allot Securities

For	635353563
Against	1976500
Abstain	1020459

Resolution 13 - To Allot Equity Securities

For	635233827
Against	2026807
Abstain	1091388

Resolution 14 - To Make Market Purchases

For	637392327
Against	916277
Abstain	43418



2003
2002
2001
2000
1999
1998

Premier Announces Completion of Zamzama Phase I Development

Premier is pleased to announce the completion of both the Zamzama Phase I Development in Sindh Province in Pakistan, and the first contractual commercial gas deliveries to customers from the new facilities. Phase I was completed nearly four months ahead of schedule and under the original US$100 million budget.

Approved in March 2002, Phase I will triple the current gas processing capacity enabling the supply of up to 320 million standard cubic feet per day (MMcf/d) of gas to Sui Southern Gas Company Limited (SSGCL) and Sui Northern Gas Pipelines Limited (SNGPL).

Gas Sales and Purchase agreements with SSGCL and SNGPL cover the supply of gas up to 320MMcf/d of gas (4,300 barrels of oil equivalent per day to Premier) over the expected field life of 20 years. The core area of the Zamzama field has estimated proven and probable reserves of 1.7 trillion cubic feet (Tcf) of which Premier's share is around 320 billion cubic feet (Bcf). There is significant additional reserves potential outside the core area.

Three new development wells (Zamzama-3, -4, and –5) were drilled during this phase of development and are tied into two new processing trains with a nameplate capacity of 140MMcf/d each. A fourth well (Zamzama North) designed to further appraise the field is also nearing completion. First production from the Zamzama field commenced in March 2001 via an Extended Well Test fed by two wells (Zamzama-1 and –2), and has supplied on average 100 MMcf/d of gas to Sui Southern Gas Company under a 21 month contract.

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Charles Jamieson, Chief Executive of Premier, said:
"We are delighted that this development has been complete ahead of schedule and under budget.

The startup of this field completes the development of all o Premier's commercial reserves in Pakistan. We are plannin further exploration activity in the next 12 months."

17 July 2003

ENQUIRIES

Premier Oil plc **Tel: 020 7730 1111**
Charles Jamieson
John van der Welle
College Hill **Tel: 020 7457 2020**
James Henderson

Background for editors:

Premier Oil plc is a leading independent oil and gas company with

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia, and Pakistan. Exploration and appraisal is ongoing in the UK, Indonesia, West Africa (Mauritania, Guinea Bissau and Gabon) and South Asia (Pakistan and India).

On 16 September 2002 Premier announced a major restructuring involving the transfer of interests in Myanmar and Indonesia to its major shareholders Amerada Hess and Petronas in return for the cancellation of their combined 50 per cent. shareholding in Premier, an injection of cash and repayment of Myanmar project debt. The restructuring leaves Premier as a fully independent oil company in a good position to follow its strategy of value creation and early realisation through oil and gas exploration and commercial deal-making.

The partners and interests in the Zamzama field are:

BHP Petroleum (Pakistan) Pty Ltd (Operator)	38.50%
Government Holdings (Private) Ltd	25.00%
PKP Exploration Ltd*	18.75%
ENI Pakistan (M) Ltd (formerly Lasmo (MP) Limited)	17.75%

* PKP Exploration Ltd is 100% owned by Premier-KUFPEC Pakistan B.V. Premier and KUFPEC each hold 50% of Premier-KUFPEC Pakistan B.V.



2003
2002
2001
2000
1999
1998

Premier Joins Shell in Exploration of Offshore Indus, Pakistan

Premier is pleased to announce the signing of an agreement to acquire 25% of Shell Development and Offshore Pakistan BV's (Shell) 95% working interest in Block 2365-1 Offshore Indus E, a deepwater exploration licence with both oil and gas potential in the Indus basin, approximately 150 kilometres south of Karachi. Kufpec Pakistan BV (Kufpec) will also acquire an interest on the same terms.

The new partnership, finalisation of which is subject to regulatory approvals, will comprise Shell (47.50%), Premier (23.75%), Kufpec (23.75%), and Government Holdings (Private) Ltd (GHPL 5%). As a result of this agreement, Premier and Kufpec will each contribute approximately $4.5 million towards exploration costs in the current licence period including a 3D seismic survey.

The area currently has widely spaced 2D seismic data coverage. A 3D seismic survey will significantly enhance the subsurface imaging of this Tertiary delta. It is hoped that this will increase the chance of success of further exploration on this block which has the potential to rank with other prolific Tertiary deltas.

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Charles Jamieson, Chief Executive of Premier, said:
"We are delighted to be joining Shell to explore this exciting area. This deal will be an important addition to our growing stock of new exploration ventures."

23 July 2003



ENQUIRIES

Premier Oil plc **Tel: 020 7730 1111**
Charles Jamieson
John van der Welle

College Hill **Tel: 020 7457 2020**
Justine Hibbert
Phil Wilson-Brown

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia, and Pakistan. Exploration and appraisal is ongoing in the UK, Indonesia, West Africa (Mauritania, Guinea Bissau and Gabon) and South Asia (Pakistan and India).

On 16 September 2002 Premier announced a major restructuring involving the transfer of interests in Myanmar and Indonesia to its major shareholders Amerada Hess and Petronas in return for the cancellation of their combined 50 per cent. shareholding in Premier, an injection of cash and repayment of Myanmar project debt. The

restructuring leaves Premier as a fully independent oil company in a good position to follow its strategy of value creation and early realisation through oil and gas exploration and commercial deal-making.

The partners and interests in block 2365-1 will be:

Shell Development and Offshore Pakistan (Operator)	47.50%
Premier Oil Pakistan Offshore BV	23.75%
Kufpec Pakistan BV	23.75%
Government Holdings (Private) Ltd	5.00%